Exhibit 2.1

EXECUTION COPY

DATED 15 JUNE 2015

(1) BERGKAMP COӦPERATIEF U.A.

- and -

(2) COMVERSE, INC.

AGREEMENT relating to the sale and purchase of Acision Global Limited

Agreed Form documents
Announcement
Board minutes: Seller
Board minutes: Purchaser
Bridge
Data room index
Conditional Sale Agreements
Escrow Agreement
Investor Letter
Post‑Completion power of attorney re Share
Resignations of directors
Syria Sanctions Contract Termination Letter

THIS AGREEMENT is made on 15 June 2015
BETWEEN:

(1)
BERGKAMP COӦPERATIEF U.A., a cooperative with excluded liability (coӧperatie met uitgeslaten aansprakelijkheid) under the laws of the Netherlands, having its corporate seat in Nieuwegein, the Netherlands ("Seller"); and

(2)	COMVERSE, INC., a company incorporated under the laws of State of Delaware with its principal place of business at 200 Quannapowitt Parkway, Wakefield, MA 01880, United States ("Purchaser").
BACKGROUND:

A	Acision Global Limited ("Company") is a private company limited by shares. Further information relating to the Company and its Subsidiaries is set out in document 1.5 of the Data Room.

B	The Seller owns the Share. The Seller has agreed to sell and the Purchaser has agreed to purchase the Share on the terms set out in this agreement.
IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement:
"2015 Budget" means the projected quarterly profit and loss, cash flow and balance sheet as included in the operating model provided in the Due Diligence Information;
"Acceleration Event" means an Event of Default occurring and continuing and the Administrative Agent (and/or such other relevant entity being legally empowered to do so) having lawfully exercised any of its rights under section 8.02 of the Senior Creditor Agreement;
"Accounts" means the audited report and financial statements of Acision B.V. as at and for the financial year ended on the Accounts Date, comprising the consolidated income statement, the consolidated statement of total comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement of Acision B.V. and the Subsidiaries, and the directors' and auditors' reports on and notes to them;
"Accounts Date" means 31 December 2014;
"Acquisition" means the acquisition of the Share pursuant to this agreement;
"Administrative Agent" has the meaning given to it in the Senior Credit Agreement;
"Affected Carrier" means any of Cingular Wireless LLC, AT&T Inc., AT&T Mobility LLC, AT&T Mobility II LLC, Sprint/United Management Company, Sprint Corporation, Sprint Communications Company LP, Sprint Solutions, Inc., Sprint Spectrum LP, Voicestream Wireless Corporation, T-Mobile International AG, T-Mobile US, Inc., T-Mobile USA, Inc., T-Mobile Communications, Inc., or any affiliate, assignee or successor of any of the foregoing;
"Agent" means the Purchaser’s Agent or the Seller’s Agent (as applicable);

"Agreed Form", in relation to a document, means the form approved and for identification purposes initialled by (or on behalf of) the Seller and the Purchaser;
"Amdocs Completion" means the completion of the sale of the substantial majority of the Purchaser’s business support systems to Amdocs Limited in accordance with the asset purchase agreement between Amdocs Limited and the Purchaser dated 29 April 2015;
"Anti-Bribery Laws" means any anti-corruption law applicable to a Group Company at any time prior to the date of this agreement including (i) the UK Bribery Act 2010; (ii) the U.S. Foreign Corrupt Practices Act of 1977 (as amended); and (iii) any applicable law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997;
"Anti-Money Laundering Laws" means any applicable anti-money laundering laws, regulations or rules applicable to a Group Company, including the Proceeds of Crime Act 2002, the Money Laundering Regulations 2007 and the Currency and Foreign Transactions Reporting Act of 1970, as amended (Bank Secrecy Act (BSA)) (31 U.S.C. §§ 5311-5330);
"Anti-Trust Authorities" has the meaning given to it in clause 4.3.1 and "Anti-Trust Authority" means any one of them;
"Applicable Accounting Standards" means the accounting principles and practices generally accepted in the Netherlands at the Accounts Date comprising International Financial Reporting Standards (IFRSs), International Accounting Standards and Interpretations of those standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and their predecessors and in accordance with the requirements of the Netherlands Civil Code;
"Associated Person" means, in relation to a company, any director, officer, employee, subsidiary, agent, representative. Reseller, distributor or other persons associated with, performing a service for or otherwise acting for or on behalf of it, as defined under section 8 of the UK Bribery Act 2010;
"Authority" means a supra‑national, national or sub‑national authority, commission, department, agency, regulator or regulatory body with jurisdiction in any jurisdiction in which any Group Company is incorporated, has a branch, agency, permanent establishment or carries on business;
"Best Estimate" has the meaning given in part 2 of schedule 6;
"Bridge" means the document in the Agreed Form setting out the enterprise value offered by the Purchaser for the Company and the adjustments made to that value to arrive at the Consideration;
"Business Day" means any day other than a Saturday or Sunday on which commercial banks are open for general business in London, New York and the Netherlands;
"Claim" means any demand or claim against the Seller (other than a Tax Covenant Claim), whether in contract or otherwise under or in relation to any breach of this agreement including any Title Claim, Warranty Claim or Indemnity Claim;
"Collateral Agent" has the meaning given to it in the Senior Credit Agreement;

"Common Stock" means common stock of par value US$0.01 each in the capital of the Purchaser;
"Completion" means completion of the sale and purchase of the Share in accordance with this agreement;
"Completion Date" means the fifth Business Day after the date on which the Conditions in clauses 4.1.1 have been satisfied, provided that the Condition specified in clause 4.1.3 is satisfied immediately prior to Completion, or such other date as may be agreed in writing between the Seller and the Purchaser;
"Computer Systems" means the information technology and communications systems used by any Group Company other than the internet and third party telecommunications networks and which are material to the Group Companies taken as a whole or any Material Group Company;
"Conditions" means the conditions set out in clause 4.1;
"Conditional Sale Agreements" means the conditional sale agreements of the same date as this agreement between the Company, the Foundation and the Minority Shareholders in relation to the acquisition of certain shares in the capital of Acision B.V;
"Consideration" means the consideration for the Share set out in clause 3;
"Consideration Shares" means 3,134,419 shares of Common Stock, save that if any additional shares of Common Stock (or options for rights to subscribe for additional shares) are issued in the period from the date of this agreement to Completion, the number of Consideration Shares shall be increased to such number of shares of Common Stock being equal to 12.5 per cent of the common share capital of the Purchaser at the Completion Date;
"Data Room" has the meaning given to it in the definition of Due Diligence Information;
"DB Connected Persons" means in relation to Didier Bench only:

(a)
the spouse or civil partner, parents and siblings (including step-siblings and half-siblings) and direct descendants of such individual and their respective spouses or civil partners, parents and siblings (including step-siblings and half-siblings) and direct descendants (together, the "DB Connected Person’s Family");

(b)	any trust established by or for the benefit of that individual or a member of that individual’s DB Connected Person’s Family;

(c)
any undertaking which that individual or that individual’s DB Connected Person’s Family is able to exercise or control the exercise of a majority of the votes able to be cast at general meetings, or to appoint or remove directors holding a majority of voting rights at board meetings, in each case on all, or substantially all, matters; and

(d)	any undertaking whose directors are accustomed to act in accordance with the directions or instructions of that individual or a member of that individual’s DB Connected Person’s Family;

(e)	any undertaking (other than any Group Company) of which that individual or a member of that individual’s DB Connected Person’s Family is a director;

(f)	any partnership or undertaking (other than any Group Company) in which that individual or a member of that individual’s DB Connected Person’s Family has a direct or indirect economic interest; and

(g)	any nominee, trustee or agent or any other person acting on behalf of any person referred to in in this definition;
"Debt Waiver" has the meaning given to it in clause 4.1.2;
"Default" has the meaning given to it in the Senior Credit Agreement;
"Defendant Claim" means any actual or potential demand, claim or action by a third party against the Purchaser Group which has given or is likely to give rise to a Non-Tax Claim (including the matters referred to clause 8.5);
"Disclosed Information" means:

(a)	in the case of the Warranties given on the date of this agreement, the information disclosed in the First Disclosure Letter;

(b)	in the case of the Repeated Warranties, the information disclosed in the Second Disclosure Letter, and in each case, including the Due Diligence Information to the extent that such information is fairly disclosed;
"Due Diligence Information" means the information and documents contained in the electronic data room maintained by Intralinks, Inc in relation to the Group Companies and their respective businesses and assets ("Data Room") as listed in the index in the Agreed Form (a download of which has, for evidential purposes, been delivered to the Purchaser's Lawyers on CD‑ROM immediately before the signing of this agreement);
"Earn Out Consideration" means any sums that become due to the Seller in accordance with schedule 9;
"Encumbrance" means any mortgage, charge, pledge, lien, debenture or other security interest and any option or right to acquire;
"Escrow Account" means the deposit account to be opened in the name of the Escrow Agent with ABN AMRO Bank N.V. and operated in accordance with the Escrow Agreement;
"Escrow Agent" means the escrow agent to be appointed under the Escrow Agreement;
"Escrow Agreement" means the escrow agreement to be entered into between the Escrow Agent, the Purchaser and the Seller in the Agreed Form;
"Escrow Amount" means initially the Initial Escrow Amount and then, after payment of such sum into the Escrow Account, the amount held in the Escrow Account for the time being (excluding sums credited for interest but including further amounts paid into the Escrow Account pursuant to schedule 9) after the deduction of any bank charges, fees, costs and expenses debited to the Escrow Account; and provided further that the Escrow Amount shall never be greater than US$25,000,000;
"Escrow Claim" has the meaning given in paragraph 3 of Part 2 of schedule 6;

"Escrow Period" has the meaning given in paragraph 1 of Part 2 of schedule 6;
"Escrow Release Date" means the second anniversary of the Completion Date;
"Event of Default" has the meaning given in the Senior Credit Agreement;
"Exchange Act" means the U.S. Securities and Exchange Act of 1934, as amended;
"Finance Subsidiary" means a Subsidiary (as defined in the Senior Credit Agreement);
"First Disclosure Letter" means the letter of the same date as this agreement from the Seller to the Purchaser relating to the Warranties, together with any documents annexed to it;
"Foreign Public Official" has the meaning given to it in the UK Bribery Act 2010;
"Foundation" means Stichting Acision Management Participation;
"General Warranties" means the warranties given by the Seller pursuant to clause 8.1 (other than the Title Warranties and the Tax Warranties);
"General Warranty Claim" means any claim, whether in contract or otherwise, in relation to or for any breach of the General Warranties;
"Group Companies" means the Company and the Subsidiaries, and "Group Company" means any of them;
"Indemnities" means the indemnities given in clause 8.5 of this agreement;
"Indemnity Claim" means any claim for breach of any Indemnity;
"IceNet Agreement" means the agreement between AINMT Holdings AB and Acision UK Limited dated 27 May 2015 in relation to the supply of certain licenced supplier software and services to AINMT Holdings AB and contained at section 12.2.6.38 of the Due Diligence Information and any and all associated arrangements and/or agreements (including for the avoidance of doubt any purchase orders or frame supply agreements);
"Indemnified Entities" has the meaning given in clause 8.5.1;
"Initial Consideration" means US$51,668,487 plus the Interest Element;
"Interest Element" means an amount equal to interest on US$173,326,846 calculated from (and including) the Accounts Date to (but excluding) the actual date of Completion at the Interest Rate accruing on a daily basis, and compounded monthly;
"Initial Escrow Amount" means the sum of US$10,000,000;
"Interest Rate" means an annual interest rate of one (1) per cent;
"Investor's Group" means in respect of an Investor:

(a)	any holding company of that Investor;

(b)	any company which is a subsidiary of that Investor;

(c)	any subsidiary of any holding company specified in (a) above;

(d)	any fund managed, or advised by any Investor, any general partner of such fund;

(e)	any nominee or trustee for such Investor; or

(f)	any entity under the common control of or with that Investor,
"Investor Letter" means the letter in the Agreed Form to be entered into between the Purchaser, the Seller and certain of the Investors on or about the date of this agreement;
"Investors" means AI Media Holdings (Acision) Limited, Atlantic Bridge Limited Partnership, Kelburn Limited, IIU Nominees Limited, Baycliffe Limited. HarbourVest International Private Equity Partners V-Direct Fund L.P. and Didier Bench;
"IP" means:

(g)
rights in patents, inventions, registered designs, copyrights, database rights, design rights, trade marks, service marks, trade names, business names, brand names, get‑up, logos, rights in unregistered marks (including the right to sue for passing off or unfair competition), domain names and URLs, rights in confidential information, know-how and trade secrets, and any registrations or applications to register any of the foregoing; and

(h)	rights having equivalent or similar effect to the above items in any jurisdiction;
"IP Claim" means any alleged or actual claim raised, or action brought or threatened, in the past, now, or in the future, by an Affected Carrier against any Indemnified Entity for indemnification under the Affected Carrier’s contract with the Indemnified Entity entered into prior to the date of this agreement whether successful or not, where such claim or action arises from, in connection with, or in relation to, any IP Litigation;
''IP Litigation'' means any of the following legal proceedings:

(a)	Intellectual Ventures I LLC and Intellectual Ventures II LLC, et al. v. AT&T Mobility LLC, et al., Case No. 12-cv-193-LPS (US District Court, District of Delaware);

(b)	Intellectual Ventures II LLC, et al. v. AT&T Mobility LLC, et al., Civil Action No. 13-cv-1631-LPS (US District Court, District of Delaware);

(c)	Intellectual Ventures I LLC v T-Mobile USA, Inc.et al. Civil Action No.13-cv-1632-LPS (US District Court, District of Delaware);

(d)	Intellectual Ventures II LLC, et al. v. T-Mobile USA Inc., et al., Civil Action No. 13-cv-1633-LPS (US District Court, District of Delaware);

(e)	Intellectual Ventures I LLC v Nextel Operations, Inc. and Sprint Spectrum L.P., Civil Action No.13-cv-1634-LPS (US District Court, District of Delaware); and

(f)	Solocron Media, LLC v. Verizon Telecommunications Inc., et al., Civil Action No. 2:13cv1059-JRG (US District Court Eastern District of Texas Marshall Division);
including all related activities between notice of dispute and its resolution, including analysis, counseling, negotiations, pre-litigation, litigation and appeal;
"Israeli Authorities" has the meaning given in Clause 5.3;

"Judgment" means any judgment, order, decree, award, ruling or decision from any court, tribunal or arbitrator;
"Key Customer" means the top 10 customers of the Group by revenue for the financial year ended on the Accounts Date (such revenue being in excess of US$3,000,000 for each such customer);
"Leakage" means the following to the extent undertaken by any Group Company from 5.30pm on the Accounts Date up to and including Completion (except Permitted Leakage):

(a)	any dividend or other distribution declared (whether in cash or in kind), paid or made to any member of the Seller Group or any DB Connected Persons;

(b)	any payment or benefit in relation to its share capital paid, conveyed or provided to any member of the Seller Group or any DB Connected Persons;

(c)
any payment or transaction of any other kind with, or directly or indirectly for the benefit of, any member of the Seller Group or any DB Connected Persons other than on arms’ length third party terms;

(d)	any payment of service, management, shareholder or advisers' fees, costs and expenses or compensation of a similar nature in connection with the Acquisition;

(e)	any service, shareholder, adviser, management, director, or attendance fee (or equivalent) paid to any director, employee, representative or agent of the Seller Group;

(f)	any transfer of assets to any member of the Seller Group or any DB Connected Persons;

(g)	any waiver, deferral or release of any amount, right, value, benefit or obligation owed or due to it by any member of the Seller Group or any DB Connected Persons;

(h)
any guarantee, indemnity or Encumbrance provided by, or over the assets of, any Group Company in respect of the liabilities or obligations of any member of the Seller Group or any DB Connected Persons;

(i)	any assumption or incurring of any debt (including shareholder debt), liability or obligation (contingent or otherwise) on behalf of any member of the Seller Group or any DB Connected Person;

(j)	any assumption or payment of the Seller Group's fees, costs and expenses in connection with the Acquisition;

(k)
any bonus, incentive or commission (including any transaction or retention bonuses for management) paid or made (or declared to be or treated as paid or made) in connection with the preparation, negotiation or consummation of the Acquisition; and

(l)	any agreement to do anything set out in paragraphs (a) to (k) above;

"Leakage Amount", in relation to any Leakage, means the aggregate of the following to the extent that they constitute such Leakage:

(a)	the payments made, or agreed to be made, net of any recoverable VAT;

(b)
the market value of the asset transferred, or agreed to be transferred, less any cash and the market value of any other consideration actually received by any Group Company received for it on an after Tax basis;

(c)	the amount of the debt waived, or agreed to be waived; and

(d)	the amount of the liabilities assumed or incurred, or agreed to be assumed or incurred, including any Tax becoming payable at any time by any Group Company, as a consequence of any Leakage;
"Lebanese Client" means Mobile Interim Company No 2 S.A.L. (trade name: "Touch");
"Lebanon Sanctions Contract" means any and all agreements, arrangements, contracts, other ancillary arrangements and correspondence entered into by and between any Group Company and the Lebanese Client;
"Loan Party", "Event of Default" and "Majority Representation" shall each have the meaning given to them in the Senior Credit Agreement;
"Longstop Time" means 6pm on 14 September 2015, or such later time and date as may be agreed in writing between the Seller and the Purchaser;
"Loss" or "Losses" means any and all losses, liabilities, actions, claims, demands, charges, costs, damages, fines, penalties, interest and all reasonable legal and other professional fees, cost and expenses of whatever nature whether based on a contractual indemnity claim, or a claim for breach of contract, equity, tort, negligence or otherwise including, in each case, all related Taxes;
"Management Accounts" means the quarterly management accounts and trading update comprising the unaudited balance sheet and unaudited profit and loss account of the Company and the Subsidiaries from the Accounts Date to 31 March 2015 as included in the Due Diligence Information;
"Material Group Company" means any Group Company which, in the previous financial year earned or otherwise accounted for revenue of the Group of more than US$5,000,000;
"Material Contract" means a contract with a Key Customer;
"Material Employee" means an employee of any Group Company whose basic salary is in excess of US$150,000 per annum;
"Minority Shareholders" means Mr Rory Buckley and Mr Larry Quinn;
"Major Event of Default" means, in relation to any Loan Party or any Finance Subsidiary, any circumstances constituting an Event of Default under any of paragraph (a) of Section 8.01 (Non-payment), paragraph (b) of Section 8.01 (Specific covenants) insofar as it relates to a breach of Section 7.10 (subject to the cure rights in Section 8.03), paragraph (d) of Section 8.01 (Representations and Warranties) insofar as it relates to a breach of any Major Representation, paragraph (f) of Section 8.01 (Insolvency Proceedings, Etc), paragraph (g) of Section 8.01

(Inability to Pay Debts; Attachment), paragraph (h) of Section 8.01 (Judgments) and paragraph (j) of Section 8.01 (Invalidity of certain loan documents or subordination agreements);
"Material Software" has the meaning given to it in paragraph 17.4 of schedule 1;
"NASDAQ" means the NASDAQ Global Select Market"
"NEPP Amount" means US$11,302,182;
"NEPP Cash Bonus Plan Rules" means the NEPP Cash Bonus Plan Rules adopted on 18 April 2012 (and as amended and restated on or about the date of this agreement);
"NEPP Equity Plan Rules" means the Equity Plan Rules adopted on 18 April 2012 (and as amended and restated on or about the date of this agreement);
"NEPP Indemnity Claim" means any claim for breach of the indemnity given in clause 8.5.2 of this agreement;
"NEPP Schemes" means the Acision B.V. New Executive Participation Plan:

(a)	the NEPP Cash Bonus Plan Rules; and

(b)	the NEPP Equity Plan Rules;
"Non‑Tax Claim" means any Claim other than a Tax Claim;
"Notice" has the meaning given to it in clause 28.1;
"Open Source Software" (a) means any software that (i) contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software or (ii) requires as a condition of its use, modification or distribution that it, or other software incorporated, distributed with, or derived from it, be disclosed or distributed in source code form or made available at no charge; and (b) includes without limitation software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License, or any license listed at www.opensource.org;
"Pension Schemes" means the pension schemes referred to in section 5.6.3 of the Data Room;
"Permitted Leakage" means:

(a)	any payments listed in schedule 7;

(b)	anything expressly provided for in this agreement, the Shareholder Debt and the Conditional Sale Agreements;

(c)
anything undertaken at the written request, or with the prior written consent of the Purchaser, where the Seller and the Purchaser agree in writing that such item shall be treated as Permitted Leakage;

"Property" means the leasehold property detailed in document 8.1.1.2 of the Data Room and the serviced accommodation detailed in 8.1.1.1 of the Data Room;

"Proportionate Interest" means the proportions set out against each Investor's name in column (2) of schedule 9 of this agreement;
"Purchaser Group" means each or any of (a) the Purchaser, any holding company of the Purchaser for the time being, and any company which for the time being is a subsidiary of the Purchaser or of any such holding company, and (b) with effect from Completion, each Group Company (and any reference to "member of the Purchaser Group" or, in the case of any member of the Purchaser Group, to "its group" shall be construed accordingly);
"Purchaser's Agent" has the meaning given in clause 29.1.1;
"Purchaser's Deal Team" means Philippe Tartavull, Jacky Wu, Roy Luria, and Michael Grossi;
"Purchaser's Lawyers" means White & Case LLP, 5 Old Broad Street, London, EC2N 1DW;
"Recovery Claim" means any right which the Purchaser Group has or becomes entitled to (whether under any insurance policy or by way of payment, discount, credit, set‑off, claim, counterclaim, relief or otherwise) to recover from any third party any amount in relation to any matter or thing that has given or is likely to give rise to a Non-Tax Claim;
"Registered IP" has the meaning given to it in paragraph 17.2 of schedule 1;
"Relevant Claim" means any Claim or Tax Covenant Claim (other than a Title Claim and a Claim under clause 10 (Leakage)) made by the Purchaser to the Seller in accordance with the terms of this agreement;
"Repeated Warranties" means the Warranties set out in paragraphs 1.1 to 1.5 (inclusive), 2.1, 2.2, 6, 17.1, 17.5, 17.9, 17.12, 17.15, 18.5, 23, 24, 29 and 32 of schedule 1;
"Representatives" means, in relation to any person, its directors, officers, employees, legal, accounting, financial and other advisers, consultants, agents or brokers (as applicable);
"Required Lenders" has the meaning given to it in the Senior Credit Agreement;
"Restricted Party" means a person that is:

(a)	listed on, or owned or otherwise (directly or indirectly) controlled by one or more persons listed on, or acting on behalf of a person listed on, any Sanctions List;

(b)
resident or located in, incorporated under the laws of, or owned or otherwise (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a Sanctioned Country; or

(c)
otherwise a target of Sanctions ("target of Sanctions" signifying a person with whom it would be prohibited or restricted under applicable Sanctions and Export Control Laws to engage in trade, business, or other activities);

"Rule 144" means Rule 144 under the U.S. Securities Act;
"Sanctions Authorities" means (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) any member state of the European Union, including without limitation, the United Kingdom; or (v) the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control ("OFAC"), the United States Department of State, the United States Department of Commerce, Her Majesty’s

Treasury ("HMT"), the United Nations Security Council ("UNSC"), or other relevant sanctions authority;
"Sanctioned Country or Region" means any country, region, or territory that is the target of comprehensive Sanctions and Export Control Laws (currently applied by the United States against Iran, Cuba, Crimea, Sudan, Syria, and North Korea, and by the European Union and its member states in relation to Iran, Syria, Russia, Crimea/Sevastopol and North Korea with respect to certain specified activities, in so far as the relevant transaction relates to these specified activities and would therefore fall within the scope of European Union sanctions measures);
"Sanctions and Export Control Laws" means the laws, regulations, and rules promulgated or administered by OFAC, U.S. Department of State, U.S. Department of Commerce, or any other governmental authority, to implement U.S. sanctions programs, including any enabling legislation or Executive Order related thereto, as amended from time to time; the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act and the regulations and rules promulgated thereunder ("CISADA"), as amended from time to time; the U.S. Iran Threat Reduction and Syria Human Rights Act and the regulations and rules promulgated thereunder ("ITRA"), as amended from time to time; the U.S. Iran Freedom and Counter-Proliferation Act and the regulations and rules promulgated thereunder ("IFCA") or the U.S. Export Administration Act, the U.S. Export Administration Regulations, or the International Traffic in Arms Regulations; the sanctions laws, regulations, embargoes or other restrictive measures enacted, administered or enforced by the European Union (or and any of its member states) (including and the United Kingdom); and any similar sanctions laws as may be enacted from time to time in the future by the U.S., the European Union (and any of its member states), (including and the United Kingdom) or the UNSC or any other legislative body of the United Nations; and any corresponding laws of jurisdictions in which each of the Seller and the Purchaser operates. For the European Union and its member states (including the United Kingdom), this also includes: (i) the European Union’s Dual-Use Regulation (i.e., Regulation 428/2009, as amended), (ii) any supplemental member state legislation implementing the European Union’s Dual-Use Regulation at national level, and (iii) applicable military export controls imposed by the European Union member states;
"Sanctions List" means the Specially Designated Nationals and Blocked Persons List ("SDN List"), Sectoral Sanctions Identifications List ("SSI List"), or Foreign Sanctions Evaders List ("FSE List") maintained by OFAC, the list of all parties subject to financial sanctions under the European Union’s common foreign and security policy (as confirmed by the Consolidated List maintained by the European External Action Service), the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;
"SEC" means the United States Securities and Exchange Commission.
"Second Disclosure Letter" means the letter to be delivered to the Purchaser at least five (5) Business Day prior to Completion relating to the Repeated Warranties, together with any documents annexed to it;
"Securities Act" means the U.S. Securities Act of 1933, as amended;
"Seller Group" means each or any of the Seller, the Investors, any holding company of the Seller or the Investors, any company which is a subsidiary of the Seller, the Investors, or of any such holding company, excluding each Group Company (and any reference to "member of the Seller Group" or, in the case of any member of the Seller Group, to "its group" shall be construed accordingly);

"Seller's Agent" has the meaning given in clause 29.2.1;
"Seller's Lawyers" means DLA Piper UK LLP of 3 Noble Street, London EC2V 7EE;
"Senior Credit Agreement" means the credit agreement dated 15 December 2014 between Acision B.V., Fortissimo Holding B.V., Acision Finance LLC, Administrative Agent, Collateral Agent and the Lenders (as defined therein) and any other agreements, documents or instruments in connection therewith;
"Senior Employee" means each of Didier Bench, Adolfo Hernandez, Karen Griffiths, JF Sullivan, Jim Saunders, Nicolas Appert, Eric Bilange, Vladimir Mitrasinovi, Jonathan Ireland, Janet Turner, David Khoo, Faitma Raimondi, David Huguet, Glen Murray, Russell Grahame and Anwar Mahmood;
"Settled Claim" in relation to any Relevant Claim (or part thereof) means any Relevant Claim (or part thereof) which is:

(a)	agreed in writing as being settled between the Purchaser and the Seller; or

(a)	finally determined by an English court of competent jurisdiction and, in relation to which, all rights of appeal have been exhausted or are debarred by the passage of time;
"Share" means the one ordinary share of £1.00 in the capital of the Company;
"Share Consideration" means the issue to the Seller of the Consideration Shares (or to each Investor (or any member of that Investor's Group) at the direction in writing of each relevant Investor, provided that such direction shall apply only in respect of each Investor's Proportionate Interest in such Consideration Shares));
"Shareholder Debt" means:

(a)
the non-interest bearing facility agreement originally dated 19 August 2011 (as amended and restated on 15 December 2014) between Acision B.V, the Investors (as defined therein), IIU Nominees Limited and AI Media Holdings (Acision) Limited in respect of term loan facilities equal to US$85,000,000; and

(b)	the convertible loan agreement dated 15 December 2014 between Acision B.V. and the Lenders (as defined therein) in respect of an initial principal amount of US$10,000,000;
"Shareholder Debt Repayment Amount" means an amount equal to the aggregate of all amounts (including accrued interest) payable by the Group Companies upon the redemption of the Shareholder Debt in full upon Completion;
"Software" means any and all (i) computer code and computer programs, whether in source code or object code, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iii) all source code annotations, documentation, including user and installation manuals and training software, relating to any of the foregoing;
"Subsidiaries" means the subsidiaries of the Company detailed in document 1.5 of the Data Room and "Subsidiary" means any of them;

"Syria Sanctions Contract" means the offer to provide services to MTN Syria (subject to EU regulatory approval) outstanding as at the date of this Agreement;
"Syria Sanctions Contract Termination Letter" means the letter in the Agreed Form from Acision FZ LLC to MTN Syria to terminate the Syria Sanctions Contract;
"Tax" means any form of tax and any levy, duty, impost, contribution or withholding or tariff in the nature of tax collected or assessed by, or payable to, a Tax Authority (excluding uniform business rates, council tax, water rates and other local authority rates or charges) and all penalties, interest and surcharges included in or relating to any of the above (in all cases, regardless of whether such taxes, penalties, interest and surcharges are directly or primarily chargeable against or attributable to a Group Company or any other person and regardless of whether a Group Company has, or may have, any right of reimbursement against any other person);
"Tax Authority" means any government, state or municipality or any local, state federal or other fiscal, revenue, customs or excise authority, body or official in the United Kingdom or elsewhere competent to impose, assess, collect or administer any Tax;
"Tax Claim" means any claim for any breach of the Tax Warranties or under the Tax Covenant;
"Tax Covenant" means the covenant relating to Tax set out in schedule 5;
"Tax Covenant Claim" means any claim by the Purchaser against the Seller under the Tax Covenant;
"Tax Warranties" means the warranties given by the Seller in relation to Tax pursuant to paragraphs 34.1 to 42.3 (inclusive) of schedule 1;
"Tax Warranty Claim" means any claim for breach of the Tax Warranties;
"Title Claim" means any claim, whether in contract or otherwise, in relation to or for any breach of the Title Warranties or clause 2.2;
"Title Warranties" means the warranties given by the Seller in paragraphs 1.1 to 1.7 (Title and capacity) and 2.1 (Share capital) of schedule 1;
"Transaction Documents" means this agreement, the First Disclosure Letter, the Second Disclosure Letter, the Agreed Form documents and any other documents to be delivered on Completion;
"VAT" means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or imposed elsewhere;
"Undetermined Claim" means any Relevant Claim which has not become a Settled Claim before the Escrow Release Date;
"Unreasonable Claim" means a Relevant Claim which is without merit, frivolous, vexatious, spurious and/or has no reasonable prospect of success;
"Warranties" means the Title Warranties, the General Warranties and the Tax Warranties; and

"Warranty Claim" means any claim, whether in contract or otherwise, in relation to or for any breach of the Warranties.

1.2	In this agreement (unless the context requires otherwise):

1.2.1	"US$" and "dollars" means the lawful currency of the United States of America;

1.2.2
the terms "company", "body corporate", "subsidiary", "holding company" and "group undertaking" have the meanings given to them in the Companies Act 2006; but, for the purposes of section 1159(1) of the Companies Act 2006, a company shall be treated as a member of another company if any shares in that other company are registered in the name of either (a) a person by way of security (where the company has provided the security) or (b) a person as nominee for the company; and

1.2.3	"including", "includes" or "in particular" means including, includes or in particular without limitation.

1.3	In this agreement (unless the context requires otherwise), any reference to:

1.3.1
any gender includes all genders, the singular includes the plural (and vice versa), and a person includes an individual, body corporate, association, partnership, firm, trust or Authority (whether or not having a separate legal personality);

1.3.2	any professional firm or company includes any firm or company effectively succeeding to the whole, or substantially the whole, of its practice or business;

1.3.3	any time of day or date is to that time or date in the United Kingdom;

1.3.4	a specific statute or statutory provision is to that statute or provision as in force at the date of this agreement, and any subordinate legislation made under it in force at that date;

1.3.5	writing or written includes any method of representing or reproducing words in a legible form.

1.4	For the purposes of applying a reference to a monetary sum expressed in dollars in:

1.4.1	any Warranty;

1.4.2	clause 10 (Leakage); or

1.4.3	schedule 3 (Conduct Pre-Completion),
an amount in a different currency shall be deemed to be an amount in dollars converted at the closing mid point spot rate for a transaction between the relevant currency and dollars as quoted by Barclays Bank plc as at: (i) in the case of any Warranty, on the Business Day immediately preceding the day that the Warranty is given; or (ii) in the case of any monetary sum expressed in dollars in clause 10 (Leakage), as at the close of business on the Business Day immediately preceding the date on which notice was served in respect of the relevant Leakage; or (iii) in the case of any monetary sum expressed in dollars in schedule 3 (Conduct Pre-Completion), the Business Day immediately preceding the date on which the proposed action or matter is to take place;

1.5	In this agreement (unless the context requires otherwise), any reference:

1.5.1	to a clause or schedule is to a clause of or schedule to this agreement;

1.5.2	to a part or paragraph is to a part or paragraph of a schedule to this agreement;

1.5.3	within a schedule to a part is to a part of that schedule; and

1.5.4	within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

1.6	This agreement incorporates the schedules to it.

1.7	The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

2.	SALE AND PURCHASE OF THE SHARE

2.1	Subject to the terms of this agreement, the Seller shall sell and the Purchaser shall purchase the Share with effect from Completion.

2.2	The Share shall be sold with full title guarantee, free from all Encumbrances and together with all rights attached or accruing to it at Completion.

3.	CONSIDERATION

3.1	The aggregate purchase price payable by the Purchaser for the Share is the aggregate of the Initial Consideration, the Earn-Out Consideration and the Share Consideration (the "Consideration").

3.2	On Completion, the Purchaser shall:

3.2.1	pay the Initial Consideration less the Initial Escrow Amount to the Seller in cash;

3.2.2
satisfy the Share Consideration by the allotment and issue to the Seller (or to each Investor (or any member of that Investor's Group) at the direction in writing of each relevant Investor, provided that such direction shall apply only in respect of each Investor's Proportionate Interest in such Consideration Shares), of the Consideration Shares, credited as fully paid; and

3.2.3	pay the Initial Escrow Amount by electronic transfer in immediately available funds to the Escrow Agent for payment into the Escrow Account.

3.3	The Consideration Shares shall carry the same rights as, and shall rank equally in all respects with the Purchaser's Common Stock in issue at Completion.

3.4
No less than 4 Business Days before Completion, the Seller shall notify the Purchaser of the Shareholder Debt Repayment Amount. Following such notification, on Completion the Purchaser shall procure that the Group Companies repay the Shareholder Debt Repayment Amount in full satisfaction and discharge of the all amounts due in respect of the Shareholder Debt.

3.5	The Escrow Amount shall be dealt with in accordance with schedule 6 and the terms of the Escrow Agreement.

3.6	The Earn Out Consideration shall be calculated and satisfied in accordance with schedule 8.

3.7	U.S. Securities Laws
The Seller:

3.8
is (1) (A) (i) a "qualified institutional buyer" (a "QIB") within the meaning of Rule 144A under the Securities Act or (ii) "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act or (B) not a U.S. person within the meaning of Securities Act Rule 902(k) (a "U.S. Person") and not acquiring the Consideration Shares on behalf of any U.S. person, located outside of the United States (within the meaning of Regulation S) and will acquire such Consideration Shares outside of the United States (within the meaning of Regulation S), (2) aware that the issuance of the Consideration Shares to it is being made in reliance on a private placement exemption from registration under the Securities Act and (3) acquiring the Consideration Shares for its own account and not with a view to distribution;

3.9
understands and agrees on behalf of itself and each subsequent holder of the Consideration Shares (including the Investors) that the Consideration Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that such offer and sale of the Consideration Shares has not been and will not be registered under the Securities Act, that such Consideration Shares are considered "restricted securities" under the Securities Act and that such Consideration Shares may be offered, resold, pledged or otherwise transferred only (i) in a transaction not involving a public offering, (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act (iv) in a transaction that is otherwise exempt from the registration requirements of the US Securities Act or (v) to the Purchaser or one of its subsidiaries, in each of cases (i) through (iv) in accordance with any applicable securities laws of any State of the United States, and that it will, and each subsequent holder is required to, notify any subsequent purchaser of the Consideration Shares from it of the resale restrictions referred to above, as applicable, and will provide the Purchaser and the transfer agent such certificates and other information as they may reasonably require to confirm that the transfer by it complies with the foregoing restrictions, if applicable;

3.10
understands that unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144, the Purchaser may require that the Consideration Shares bear a legend or other restriction substantially as set forth in Schedule 4 hereto;

3.11
without derogating from the Purchaser’s representations herein, it: (i) is able to fend for itself in the transactions contemplated hereby; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Consideration Shares; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

3.12
understands that the Purchaser will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements and agrees that if any of the representations and acknowledgements deemed to have been made by it by its acquisition of the Consideration Shares is no longer accurate, it shall promptly notify the Purchaser.

4.	CONDITIONS

4.1	Completion is conditional on the following conditions being satisfied (or waived in accordance with this Agreement):

4.1.1	by the Longstop Time:

4.1.1.1
the expiration or termination of all applicable waiting periods under the merger control laws of, and the receipt of all requisite clearances, authorizations, consents, or other approvals of the Anti-Trust Authorities in Ukraine and Russia;

4.1.1.2	the Amdocs Completion having taken place;

4.1.2
subject to clauses 4.7 and 4.8 below, by no later than forty five (45) days following the date of this agreement, a Group Company and the Administrative Agent (and/or such other relevant entity (including any lender under the Senior Credit Agreement)) having executed an amendment and waiver agreement to the Senior Credit Agreement providing for a waiver to the change of control condition in the Senior Credit Agreement in a form reasonably satisfactory to the Purchaser ("Debt Waiver");

4.1.3
between the date hereof and immediately before the Completion Date, no Acceleration Event or Major Event of Default having occurred or continuing and immediately prior to Completion, no Event of Default is occurring or continuing.

4.2	The Purchaser may, at any time, waive in whole or in part any of the Conditions set out in 4.1.1 or 4.1.3 by written notice to the Seller.

4.3
The Purchaser shall use its best endeavours to procure that each of Conditions 4.1.1.1 and 4.1.1.2 are satisfied as soon as reasonably practicable and, in any event, by the Longstop Time. In particular, where applicable, the Purchaser shall:

4.3.1
prepare and submit the filings and submissions and pay the filing fees in accordance with applicable law to the relevant Authorities referred to in clause 4.1.1.1 ("Anti-Trust Authorities") as are necessary to satisfy that Condition, as soon as reasonably possible and in any event within 15 Business Days of this agreement;

4.3.2
give the Seller and the Seller’s Lawyers reasonable notice of and the opportunity to participate in all meetings and significant telephone or other conferences with any Anti-Trust Authority unless prohibited by it;

4.3.3
if any Anti-Trust Authority considers entering into an in-depth Phase II investigation pursuant to the applicable provisions of the respective national legislation, take all reasonable steps necessary to obtain clearance at the preliminary Phase I investigation (including accepting conditions) including but not limited to offering and fulfilling conditions or obligations in lieu of an in-depth Phase II investigation;

4.3.4
offer and give to any Anti-Trust authority any undertakings necessary to obtain its approval to the Acquisition, save that nothing in clauses 4.3.3 and 4.3.4 shall require the Purchaser to divest any business or assets of the Purchaser Group or Group Companies; and

4.3.5	not, and procure that the Purchaser Group shall not, enter into any arrangement which is likely to prejudicially affect or significantly delay satisfaction of the Conditions or any of them.

4.4	The Seller shall use its best endeavours to assist (where applicable) the Purchaser in procuring that the Condition set out in Clause 4.1.1.1 is satisfied.

4.5	Each of the Purchaser and the Seller shall:

4.5.1	use all reasonable endeavours to procure that the Condition in clause 4.1.2 is satisfied promptly from the date of this agreement;

4.5.2
subject to applicable law and reasonable confidentiality considerations, promptly provide to the other all information in its possession that is reasonably necessary or desirable for the preparation of any filings or submissions to, or responses to requests for information from, the Anti-Trust Authorities;

4.5.3	provide the other with a reasonable opportunity to comment on the drafts of all such filings, submissions and responses and take account of all reasonable comments received;

4.5.4
promptly submit any submissions and respond to information requests from the Anti-Trust Authorities relating to this agreement and the transactions contemplated hereby, and provide a copy of the response to the other; and

4.5.5	keep the other informed as to its progress in satisfying the Conditions, and notify the other as soon as reasonably practicable when:

4.5.5.1	any Condition is satisfied (with copies of appropriate evidence); and

4.5.5.2	it becomes aware of any matter which is likely to result in any Condition becoming incapable of being satisfied or prevent it from being satisfied by the Longstop Time.
Nothing in this clause 4.5 shall oblige the Seller or the Purchaser to provide to the other any of its own or its group's confidential business information, but such information must instead be provided to the other's external lawyers on a confidential lawyer to lawyer basis.

4.6	Either party may give written notice to the other to terminate this agreement with immediate effect if:

4.6.1	both parties (acting reasonably) agree in writing that any of the Conditions have become incapable of being satisfied in accordance with clause 4.1; or

4.6.2	either of the Conditions set out in 4.1.1 or 4.1.2 have not been satisfied (or waived).

4.7
In the event that, immediately prior to the expiry of the 45 day period set out in clause 4.1.2 above, the Purchaser can demonstrate that securing either (i) the Debt Waiver or (ii) suitable alternative financing from a reputable global bank or other financial institution such that the Debt Waiver would no longer be necessary, in either case is reasonably likely in the near future then such 45 day period may be extended by agreement in writing between the parties for a further period of not less than ten days (such agreement not to be unreasonably withheld or delayed).

4.8
In the event that upon the expiry of the 45 day period set out in clause 4.1.2 above (extended as applicable in accordance with clause 4.7) the Purchaser has secured replacement financing from a reputable global bank or other financial institution on a customary “certain funds” basis in an amount sufficient to repay the total amount due under the Senior Credit Agreement (as evidenced by the Purchaser to the Seller to its reasonable satisfaction by the submission of an executed financing commitment letter and an executed interim facility agreement and written confirmation from the relevant agent on behalf of the relevant lenders that any conditions precedent to such facility agreement and funding have been fulfilled) on Completion then the Seller shall have no right to terminate this agreement pursuant to clause 4.6.2 above, and the parties shall treat the Condition set out in clause 4.1.2 above as satisfied.

4.9	The Purchaser may give written notice to the Seller to terminate this agreement with immediate effect if:

4.9.1	an Acceleration Event or Major Event of Default occurs at any time between the date of this agreement and the Completion Date; or

4.9.2	immediately prior to Completion, an Event of Default is occurring or continuing.

4.10
In the event that the Condition in clause 4.1.1.2 has not been satisfied (or waived) by the Longstop Time, the Purchaser irrevocably and unconditionally covenants to pay to the Seller, on demand, a break fee in the amount of US$1,500,000 (on an after Tax basis).

5.	PRE‑COMPLETION MATTERS

5.1	Pending Completion, the Seller shall use reasonable endeavours to procure (to the extent that it is legally able to do so) that:

5.1.1	each Group Company complies with schedule 3;

5.1.2	each Group Company otherwise, carries on its business in all material respects in the ordinary course; and

5.1.3	no Default or Event of Default occurs;

5.2	Immediately following the date of this Agreement the Seller shall procure that:

5.2.1	Acision FZ LLC sends the Syria Sanctions Contract Termination Letter to MTN Syria; and

5.2.2	any and all other actions are taken as may be required to terminate immediately the Syria Sanctions Contract and any arrangements ancillary thereto.

5.3
Following the date of this Agreement the Seller shall, and shall procure that each Group Company shall, provide the Purchaser with all reasonable assistance as may be required in order to secure any approval, permit, exemption, "no action letter", license and/or any other document as may be required from the Israeli Ministry of Finance or from any other Israeli government body (as applicable) (together the "Israeli Authorities") so as to permit the Purchaser to keep the Lebanon Sanctions Contract in full force and effect, without the imposition of any sanctions or export controls laws, regulations or rules of the state of Israel that prohibit and/or restrict the Purchaser or any of its affiliates or its or their respective directors or employees in relation to or in connection with the Lebanon Sanctions Contract, including due to the fact that the Lebanese Client is residing in a country which is considered by the Israeli Authorities as a sanctioned country, due to the fact that the Lebanese Client is considered as an entity or individual with whom the Israeli

Authorities prohibit to trade, whether in general or due to the nature of goods and/or services being traded. Such assistance shall include, subject to applicable law and reasonable confidentiality considerations, promptly providing all information in its possession that is reasonably necessary or desirable for the preparation of any filings or submissions to, or responses to requests for information from, the Israeli Authorities, including, but not limited to, the identity of any of the shareholders, directors, managers and employees of the Lebanese Client, the revenues obtained from such Lebanese Client since the initial engagement with such Lebanese Client, and, to its best knowledge, the purpose of use that the Lebanese Client intends to conduct with the products and/or services purchased by it pursuant to the Lebanon Sanctions Contract.

5.4
Upon the written request of the Purchaser in its sole discretion, the Seller shall procure that the Lebanon Sanctions Contract and any arrangements ancillary thereto are cancelled or terminated as soon as reasonably practicable and in any event within the shortest possible time limit in accordance with its terms, by the relevant Group Company(ies) which are party to such contract or ancillary arrangements. In addition, as soon as reasonably practicable and in any event upon the written request of the Purchaser in its sole discretion, the Seller shall use all reasonable endeavours to procure any additional agreement to be entered into with the Lebanese Client as may be deemed required by the Purchaser in its sole discretion (acting reasonably).

5.5
Pending obtaining the Debt Waiver, The Purchaser and Seller (on behalf of itself and each Group Company) each undertake to provide and cause their representatives and employees to provide reasonable cooperation and information in connection with obtaining the Debt Waiver which each may reasonably request for such purpose including without limitation making each of their senior officers, directors and employees and other Group representatives and advisors reasonably available in connection with the obtaining of such Debt Waiver.

5.6	Pending Completion, the Seller undertakes to the Purchaser on behalf of itself and each Group Company that:

5.6.1
no amendment to the Senior Facility Agreement (including for the avoidance of doubt, the Debt Waiver) shall be made without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed); and

5.6.2	to the extent legally permissible, it shall allow persons nominated by the Purchaser to participate in discussions with the lenders to the Group for the purposes of obtaining the Debt Waiver.

5.6.3	it shall notify the Purchaser as soon as practicable upon becoming aware if there occurs any Default, Event of Default or any Acceleration Event.

6.	COMPLETION

6.1	Second Disclosure Letter
The Parties agree that:

6.1.1	no more than ten (10) Business Days and no less than three (3) Business Days prior to Completion, the Seller shall execute and deliver to the Purchaser the Second Disclosure Letter;

6.1.2
the Second Disclosure Letter shall be in all material respects in the same form as the First Disclosure Letter save that it may contain additional specific disclosures and annexed documents in respect of matters occurring following the date of this agreement and prior to Completion, in order to qualify the Repeated Warranties; and

6.1.3
the Seller shall afford the Purchaser a reasonable opportunity to review and comment upon the form of any additional disclosures set out in the Second Disclosure Letter and shall take any reasonable comments the Purchaser into account.

6.2	Completion of the sale and purchase of the Share shall take place at the offices of the Seller's Lawyers on the Completion Date.

6.3	On Completion:

6.3.1	the Seller shall comply with the obligations in part 1 of schedule 4; and

6.3.2	the Purchaser shall comply with the obligations in part 2 of schedule 4.

6.4
If, on the Completion Date, any party does not comply with its obligations under clause 6.3 in any material respect, then the Seller (in the case of the Purchaser's non‑compliance) or the Purchaser (in the case of the Seller's non‑compliance) may by notice to the other:

6.4.1	proceed to Completion to the extent reasonably practicable;

6.4.2
postpone Completion on one or more occasions to another date not less than two nor more than 10 Business Days after the Completion Date (so that the provisions of this clause 6 (other than this clause 6.4.2) shall apply as if that later date is the Completion Date); or

6.4.3	subject to Completion having first been postponed in accordance with clause 6.4.2, terminate this agreement.

7.	PURCHASER’S WARRANTIES AND UNDERTAKINGS

7.1	Purchaser warranties
The Purchaser warrants to the Seller that:

7.1.1
it has, and at Completion will have, the legal right, full power and authority and all necessary consents and authorisations to enter into and to perform its obligations under this agreement and each other Transaction Document to which it is or will be party;

7.1.2
this agreement and each other Transaction Document to which it is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on the Purchaser in accordance with their respective terms;

7.1.3
there are no, and at Completion will not be any, agreements (including its articles of association, by‑laws or other constitutional documents), arrangements, Judgments or any other restrictions of any kind that prohibit or restrict the ability of the Purchaser to enter into and to perform its obligations under this agreement and each other Transaction Document to which it is or will be party;

7.1.4	it is acquiring the Share for itself and not wholly or partly as agent or broker for any other person;

7.1.5	on Completion the Consideration Shares, shall be issued and fully paid and shall carry the same rights as, and shall rank equally in all respects with, the Common Stock in issue at Completion; and

7.1.6	the Purchaser will have filed, with NASDAQ, a notification of the listing of the Consideration Shares and any applicable required notice period shall have expired.

7.2	Purchaser's funding
Subject to the satisfaction of each of the Conditions, the Purchaser shall, and shall procure that the Purchaser Group shall have sufficient funds available to enable the Purchaser to pay the Consideration at Completion.

7.3	Sole Recourse

1.1
The Purchaser's sole recourse in respect of any Claim or Tax Covenant Claim (other than a Title Warranty Claim or Claim under clause 10 (Leakage)) shall be against the Escrow Amount from time to time. The Purchaser agrees that any liability of the Seller in respect of any Claim or Tax Covenant Claim (other than a Title Warranty Claim or Claim under clause 10 (Leakage)) shall be satisfied out of the Escrow Account. The Purchaser's sole recourse in respect of any Title Claim or Claim under clause 10 (Leakage) shall be to the Seller (excluding the Escrow Account) and certain of the Investors pursuant to the Investor Letter.

8.	SELLER'S WARRANTIES, INDEMNITIES AND UNDERTAKINGS

8.1	Warranties
The Seller warrants to the Purchaser that the statements set out in schedule 1 are accurate as at the date of this agreement. The Seller warrants to the Purchaser on Completion that the Repeated Warranties are accurate as at the Completion Date.

8.2	Separate and independent
Each of the Warranties is separate and independent.

8.3	Ringfenced Warranties
The only Warranties given by the Seller in relation to the subject matter set out in column (1) of the table below are those set out opposite such subject matter in column (2), and none of the other Warranties shall be, or shall be deemed to be, whether directly or indirectly, a Warranty in relation to such subject matter.

(1) Warranties in relation to:	(2) Are only contained in:
Employees, former employees and pension benefits	paragraphs 26 to 31.5 of schedule 1
IP	paragraph 17 , 18.1 to 18.3 (inclusive) and 18.6 of schedule 1
Real estate	paragraphs 15.1 to 15.5 (inclusive) of schedule 1
Tax	paragraphs 34.1 to 42.3 (inclusive) of schedule 1

8.4	Knowledge or awareness
Any Warranty qualified by a reference (however expressed) to the knowledge or awareness of the Seller shall be limited to the actual knowledge or awareness of Didier Bench, Anwar Mahmood, Adolfo Hernandez and Karen Griffiths, having made reasonable enquiries of Jim Saunders, Nicholas Appert and Elona Mortimer-Zhika, and no other persons.

8.5	Indemnities
The Parties agree that:

8.5.1
the Seller shall indemnify and hold harmless the Purchaser and the Group Companies (each, an "Indemnified Entity") on an after Tax basis upon written demand from and against any and all Losses, incurred or suffered by, or awarded against, an Indemnified Entity, up to a total aggregate maximum amount of US$10,000,000, under, in connection with, or relating to any IP Claims; and

8.5.2
subject to the Purchaser complying with paragraph 3.3 of part 2 of schedule 4, the Seller shall indemnify and hold harmless each Indemnified Entity on an after Tax basis upon written demand from and against all Losses, incurred or suffered by, or awarded against, an Indemnified Entity, up to a total aggregate amount of US$5,000,000 under, in connection with, or relating to:

8.5.2.1	any claim, demand, action or proceeding brought by any Participant (as defined in the NEPP Schemes) in connection with the NEPP Schemes; or

8.5.2.2	any liability to Tax imposed by any Tax Authority in connection with the settlement of any Participant’s entitlement under the NEPP Schemes.

8.6	No rights against the Group Companies
Save in the case of fraud, wilful concealment or wilful misconduct, the Seller undertakes to the Purchaser that it:

8.6.1	has no rights against (and waives any rights it may have against); and

8.6.2	shall not make any claim against (and waives any claim it may have against), any Group Company or any of their directors, officers, employees, consultants or agents in respect of any misrepresentation, inaccuracy or omission in or from any information or advice provided by any such person for the purpose of assisting the Seller to give any Warranty and/or prepare the First Disclosure Letter and the Second Disclosure Letter.

8.7
The Seller shall, subject to applicable law and reasonable confidentiality considerations, promptly provide (or procure that the Group Companies provide) to the Purchaser such information as the Purchaser reasonably requests for the purpose of arranging any financing or re-financing of any of the Purchaser’s debt prior to Completion.

9.	TAX COVENANT
The provisions of schedule 5 shall apply from Completion.

10.	LEAKAGE

10.1	With effect from Completion, the Seller shall pay to the Purchaser on demand an amount in cash in dollars equal to any Leakage Amount.

10.2
Any demand for payment under clause 10.1 must set out reasonable details of the Leakage, the Leakage Amount (including in each case, the ground on which such demand is made and a good faith estimate of such amount).

10.3
The Seller shall not be liable under clause 10.1 unless a demand for payment is made in accordance with clause 10.2 within twelve (12) months of Completion. The Seller undertakes to the Purchaser to notify the Purchaser in writing as soon as is reasonably practicable upon becoming aware of any Leakage having taken place.

11.	SELLER LIMITATIONS

11.1
The liability of the Seller under or in respect of any Claim (or, where expressly provided, any Tax Covenant Claim) shall be limited by, and all Claims shall be dealt with in accordance with, the provisions set out in schedule 2.

11.2
Nothing in schedule 2 shall operate to exclude or limit any liability of the Seller or any remedy available to the Purchaser in relation to any Claim or Tax Covenant Claim, as applicable that arises as a result of the fraud or fraudulent concealment on the part of the Seller.

12.	CONFIDENTIALITY AND ANNOUNCEMENTS

12.1	Definitions
In this clause 12:

12.1.1	"Announcement" means any announcement in the Agreed Form to be issued by the Purchaser and/or the Company on or following the date of this agreement;

12.1.2	"discloser" means the person making the announcement or disclosing or using the information; and, for the purposes of clause 12.6.1, includes its group; and

12.1.3	"Relevant Party" means (a) when the discloser is a member of the Purchaser Group, the Seller; or (b) when the discloser is the Seller, the Purchaser.

12.2	Announcements
Other than any Announcement, no party shall, and each party shall procure that its group shall not, at any time issue, or procure the issue of, any press release, circular or other publicity relating to the existence or provisions of this agreement or any other Transaction Document or the sale of the Share.

12.3	Group Companies' confidential information
The Seller shall not, for a period of two years after the Completion Date, disclose to any person, or use for its own benefit, any confidential information of any Group Company whether held or obtained before, at or after Completion.

12.4	Transaction and parties' confidential information
Each party shall, and the Purchaser shall procure that the Purchaser Group shall, and the Seller shall procure that the Seller Group shall, at all times keep confidential:

12.4.1	the provisions and subject matter of, and the negotiations relating to, this agreement and any other Transaction Document; and

12.4.2
all confidential information of the other party or its group (in the case of the Purchaser as such group is constituted immediately before Completion) received by it as a result of negotiating, entering into or performing this agreement, and shall use the information only for the purposes contemplated by this agreement or any other Transaction Document.

12.5	Permitted announcements and disclosures
Clauses 12.2, 12.3 and 12.4 shall not restrict the making of any announcement or the disclosure or use of information:

12.5.1	with the prior written consent of the Relevant Party, such consent not to be unreasonably withheld or delayed;

12.5.2
to the extent required by any law, Judgment, Authority or securities exchange; provided that, in each case (unless such consultation is prohibited), such announcement is made or disclosure occurs after consultation (so far as reasonably practicable) as to the timing and content of such announcement or disclosure with the Relevant Party; or

12.5.3	that is consistent in all material respects with the Announcement, or any other announcement issued in accordance with this clause 12.5.

12.6	Other permitted disclosures
Clauses 12.3 and 12.4 shall not restrict the disclosure or use of information if and to the extent:

12.6.1	the information is or becomes publicly available (other than as a result of a breach by the discloser of any provision of this agreement);

12.6.2	the information is independently developed after Completion;

12.6.3	expressly required or permitted by this agreement or any other Transaction Document;

12.6.4
disclosure is made on a strictly confidential and need to know basis by the discloser to (a) its group; or (b) any of its or their Representatives, insurers, pension trustees, auditors or current or prospective funders or lenders; or

12.6.5	it is required in connection with any dispute arising out of or in connection with this agreement, its subject matter or formation (including in relation to any non-contractual obligations).

13.	ACCESS TO INFORMATION

13.1	The Purchaser shall procure that:

13.1.3
all books of account, records, documents and information of any Group Company (in whatever form) relating to the period before Completion ("Group Company Information") are preserved for seven years from the Completion Date; and

13.1.4
on giving reasonable written notice to the Purchaser and subject to duties of confidentiality (including pursuant to clause 12) the Seller and its Representatives are permitted during normal business hours to have access to, and to take copies (at the Seller's expense) of, such Group Company Information as they reasonably require for tax, accounting or insurance purposes, or to comply with any law, Judgment or requirement of any Authority or securities exchange.

14.	RELEASE OF INTRA‑GROUP GUARANTEES, ETC

14.1
The Seller shall use all reasonable endeavours to cause the release of each Group Company from all guarantees, securities, indemnities, agreements or other commitments given by or binding on any Group Company in respect of any obligation or liability of the Seller Group ("Group Company Guarantees") with effect from or before Completion.

14.2
With effect from Completion, the Seller shall indemnify the Purchaser and each Group Company on an after‑Tax basis against all liabilities, costs and expenses incurred (whether before or after Completion) under or in relation to the Group Company Guarantees.

14.3
The Purchaser shall use all reasonable endeavours to procure the release of the Seller Group from all guarantees, securities, indemnities, agreements or other commitments given by or binding on the Seller Group in respect of any obligation or liability of any Group Company ("Seller's Guarantees") with effect from Completion.

14.4
With effect from Completion the Purchaser shall indemnify the Seller on an after Tax basis against all liabilities, costs and expenses incurred (whether before or after Completion) under or in relation to the Seller Guarantees.

15.	TERMINATION

15.1
If this agreement is terminated pursuant to clause 4.6 or clause 6.4.3, then each party's further rights, obligations and liabilities under this agreement shall cease immediately on termination, except for:

15.1.3	each party's accrued rights (including the right to claim any remedy for breach or non‑performance), obligations and liabilities as at the date of termination; and

15.1.4
each party's continuing rights, obligations and liabilities under this clause 15.1, clause 1 (Definitions and interpretation), clause 11 and schedule 2 (Seller limitations), clause 12 (Confidentiality and announcements), clause 16 (Assignment and successors), clause 17 (Third party rights), clause 18 (Costs and expenses), clause 21 (Entire agreement), clause 23 (Severance), clause 24 (Variation), clause 25 (Waiver and cumulative remedies), clause 26 (Reasonableness), clause 27 (Counterparts), clause 28 (Notices), clause 29 (Agent for service) and clause 30 (Governing law and jurisdiction).

15.2
Except as stated in clauses 4.6 and 6.4.3 or in the case of fraud, no party shall have any right to rescind or terminate this agreement or to treat it as having been repudiated (whether before or after Completion).

16.	ASSIGNMENT AND SUCCESSORS

16.1
In this clause 16, any reference to the Purchaser's "rights under this agreement" includes all or any benefits or rights of the Purchaser under this agreement, including the Warranties (together with any cause of action arising out of or in connection with any Warranty).

16.2
Except as provided in clauses 16.3 and 16.4, the Purchaser may not assign, transfer, grant any Encumbrance over, declare any trust over or deal in any other way with its rights under this agreement without the prior written consent of the Seller.

16.3
The Purchaser may assign all (but not some) of its rights under this agreement to the Purchaser Group. Such assignee shall not be entitled to enforce any right assigned to it if it ceases to be a member of the Purchaser Group. The Purchaser shall procure that such assignee reassigns such rights under this agreement back to the Purchaser Group before such assignee ceases to be a member of it.

16.4
The Purchaser may assign or grant any Encumbrance over all (but not some) of its rights under this agreement by way of security in favour of any person who has agreed at any time to provide finance to the Purchaser Group to assist in or refinance the transaction contemplated by this agreement, and/or to any agent or trustee of such person for the time being, provided that any such assignee or grantee shall not be entitled to assign such rights other than by way of the enforcement or release of such security. Notwithstanding any such assignment by way of security, the Seller may, unless and until it receives notice of enforcement of the relevant security interest, deal with the Purchaser in relation to all matters arising out of or in connection with this agreement.

16.5
If the Purchaser assigns or grants an Encumbrance over its rights under this agreement as permitted by this clause 16, then the liability of the Seller to the assignee or other person entitled to the Purchaser's rights under this agreement pursuant to this clause 16 shall not be greater than it would have been had such assignment or grant not taken place, and all the rights, benefits and protections afforded to the Seller shall continue to apply for the benefit of the Seller as against the assignee or such other person as they would have applied as against the Purchaser.

16.6
The Purchaser may disclose information that it is otherwise required to keep confidential under clause 12 to a proposed assignee or grantee as permitted by this clause 16, provided that such disclosure is necessary for the purposes of the proposed assignment or grant, and is made on a strictly confidential basis.

16.7	This agreement shall be binding on and continue for the benefit of the successors and assignees of each party.

17.	THIRD PARTY RIGHTS
A person who is not a party to this agreement shall not have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

18.	COSTS AND EXPENSES

18.1
Unless otherwise expressly provided in this agreement and/or any other Transaction Document, each party shall bear its own costs and expenses incurred in relation to the negotiation, preparation, execution and implementation of this agreement.

18.2	The Purchaser shall pay promptly:

18.2.1
all stamp duty or other similar transfer Tax payable in connection with this agreement and/or any other Transaction Document and/or or the execution or on or in respect of the transfer of the Share; and

18.2.2	any costs in relation to and incidental to any filing in connection with Conditions 4.1.1.

19.	PAYMENTS, ETC

19.1	In this clause 19, "Payment Account" means:

19.1.1	if the relevant payment is to be made to the Seller, (unless otherwise agreed in respect of such payment) the client account of the Seller's Lawyers at:

Bank: Barclays Bank Plc
Account number: 89341499
IBAN: GB29 BARC 2000 0089 3414 99
BIC/SWIFT: BARCGB22
Account name: DLA Piper US Dollar Client a/c

19.1.2	if the relevant payment is to be made to the Purchaser at:

Bank: Wells Fargo Bank
Account number: 2100016971458 ABA number: 121000248 Swift address: WFBIUS6S
Account name: Comverse, Inc.

19.2
Any payment to be made to the Seller or the Purchaser under this agreement shall be effected by transfer through a UK clearing bank of immediately available funds to the Payment Account. The Seller's Lawyers and the Purchaser's Lawyers are irrevocably and unconditionally authorised to receive any amount paid to them in accordance with this clause 19. Receipt of such amount in their client account shall be an effective discharge of the relevant party's obligation to pay (or to procure the payment of) such amount, and such party shall not be concerned to see to the application of it.

19.3
If requested, the Purchaser shall provide to the Seller, as soon as reasonably practicable, any and all evidence of the origin of the funds used to meet its obligations to pay (or to procure the payment of) any amount under any Transaction Document.

19.4
Unless otherwise expressly provided in this agreement, the Purchaser shall pay, and shall procure that the Purchaser Group pays, all amounts due to the Seller under this agreement in full, without any set-off, counterclaim, deduction or withholding.

19.5
Unless otherwise expressly provided in this agreement, if any amount payable to the Seller under this agreement is not paid before or on the due date for payment, then interest shall also be paid on that amount from (and including) the due date for payment to (but excluding) the date it is paid (whether before or after judgment) at the Interest Rate accruing on a daily basis, and compounded monthly.

20.	FURTHER ASSURANCE
On and after Completion, each party shall from time to time, so far as it is reasonably able, do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as each party may reasonably request (at that other party's expense) to give effect to the transfer of the Share pursuant to this agreement.

21.	ENTIRE AGREEMENT

21.1	In this clause 21, "Representation" means representation, warranty, statement or assurance (whether contractual or otherwise).

21.2
The Transaction Documents (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in connection with the transactions contemplated by the Transaction Documents. Accordingly, they supersede and extinguish all previous agreements, arrangements and understandings between, and (except to the extent incorporated in the Transaction Documents) all Representations given by, the parties in connection with such transactions.

21.3
Each party acknowledges that it has not relied on, or been induced to enter into any Transaction Document by, any Representation given by any person (whether a party to this agreement or not) that is not incorporated in any Transaction Document.

21.4	No party shall be liable in equity, contract or tort, under the Misrepresentation Act 1967 or in any other way for any Representation that is not incorporated in any Transaction Document.

21.5	No party shall be liable in tort or under the Misrepresentation Act 1967 for any Representation that is incorporated in any Transaction Document.

21.6	This clause 21 shall not exclude or limit any liability or remedy arising as a result of any fraud.

22.	EFFECT OF COMPLETION
Each provision of this agreement which is not fully performed at Completion (but which remains capable of performance) shall remain in full force and effect after Completion.

23.	SEVERANCE
If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair the legality, validity or enforceability of any other provision of this agreement. If any illegal, invalid or unenforceable provision of this agreement would be legal, valid or enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid or enforceable.

24.	VARIATION
No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of the Seller and the Purchaser.

25.	WAIVER AND CUMULATIVE REMEDIES

25.1
Unless otherwise expressly provided in this agreement, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by any failure to exercise or delay in exercising it; any single or partial exercise of it; any earlier waiver of it, whether in whole or in part; or any failure to exercise, delay in exercising, single or partial exercise of or waiver of any other such right or remedy.

25.2
Unless otherwise expressly provided in this agreement, the rights and remedies under this agreement are in addition to, and do not exclude, any rights or remedies provided by law (including equitable remedies).

26.	REASONABLENESS
Each party confirms that it has received independent legal advice relating to all of the matters provided for in the Transaction Documents, including the terms of clause 15 (Termination), clause 21 (Entire agreement) and schedule 2 (Seller limitations), and agrees for the purposes of the Misrepresentation Act 1967 and the Unfair Contract Terms Act 1977 that the provisions of each Transaction Document are fair and reasonable.

27.	COUNTERPARTS
This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

28.	NOTICES

28.1	Form of Notice
Any notice or other communication to be given or made to a party under or in connection with this agreement ("Notice") shall be in English, in writing and signed by or on behalf of the party giving it.

28.2	Method of giving Notice
Any Notice shall be sent to the relevant party at the postal and (when relevant) for the attention of the person specified in clause 28.3 (with a copy sent by email). Service or delivery of a Notice must be effected:

28.2.1	personally, by hand delivery or by courier (using an internationally recognised courier company); or

28.2.2	by prepaid recorded delivery post or equivalent if the address of the party receiving the Notice ("Recipient") is in the same country as the party serving or delivering the Notice ("Sender").

28.3	Contact details for Notices
The postal and email addresses and relevant contacts of the parties for the purposes of clause 28.2 are:

Seller:
For the attention of:	Company Secretary
Address:	AI Media Holdings (Acision) Limited C/o Access Industries (UK) Limited 6th Floor, Marble Arch House 66 Seymour Street London W1H 5BT
Email:	legalnotices@accind.com

Purchaser:
For the attention of:	Roy Luria (General Counsel)
Address:	200 Quannapowitt Parkway, Wakefield, MA 01880, USA
Email:	Roy.Luria@comverse.com

or, in each case, such other address or contact as a party may notify to the others in accordance with this clause 28 or clauses 29.1 or 29.2. Notice of any change shall be effective five Business Days after the date on which it is deemed to have been served or delivered in accordance with this clause 28, or such later date as may be specified in the Notice.

28.4	Deemed service or delivery
Any Notice which has been served or delivered in accordance with clause 28.2 shall be deemed to have been served or delivered:

28.4.1	if served or delivered personally, by hand or by courier, at the time of service or delivery at the relevant address; or

28.4.2	if posted by prepaid recorded delivery post or equivalent, at 10.00 am on the third Business Day after the date of posting, provided that if, under clause 28.4.1, any Notice would be deemed to have been served or delivered after 6.00 pm on a Business Day and before 9.00 am on the next Business Day, such Notice shall be deemed to have been served or delivered at 9.00 am on the second of such Business Days.

28.5	Proof of service or delivery
In proving service or delivery of a Notice, it shall be sufficient to prove that the envelope containing the Notice was properly addressed and either (a) that service or delivery personally, by hand or by courier was made to such address; or (b) posted by prepaid recorded delivery post (or equivalent) and delivered to the address on it.

29.	AGENT FOR SERVICE

29.1	The Purchaser agrees that:

29.1.1	the process by which any Proceedings (as defined in clause 30.2) are commenced in England pursuant to clause 30.2 may be served on it by being delivered to

Comverse Kenan UK (company number 02722892) with registered address 40 Gracechurch Street, London, England EC3V 0BT (the "Purchaser's Agent");

29.1.2
any Notice to be given to it is deemed to have been properly given if it is given to the Purchaser's Agent in accordance with the provisions of clause 28 (whether or not such Notice is forwarded to or received by the Purchaser); and

29.1.3	failure by the Purchaser's Agent to notify it of the process will not invalidate the legal action or proceedings concerned.

29.2	The Seller agrees that:

29.2.1
the process by which any Proceedings (as defined in clause 30.2) are commenced in England pursuant to clause 30.2 may be served on it by being delivered to AI Media Holdings (Acision) Limited, c/o Access Industries (UK) Limited (company number 05035508) with registered address 6th Floor, Marble Arch House, 66 Seymour Street, London W1H 5BT, marked for the attention of the company secretary (the "Seller's Agent");

29.2.2
any Notice to be given to it is deemed to have been properly given if it is given to the Seller’s Agent in accordance with the provisions of clause 28 (whether or not such Notice is forwarded to or received by the Seller); and

29.2.3	failure by the Seller's Agent to notify it of the process will not invalidate the legal action or proceedings concerned.

29.3	If, for any reason, any Agent ceases to be able to act as agent or no longer has a postal address in the United Kingdom, the relevant Party shall promptly:

29.3.1	irrevocably appoint a substitute agent with a postal address in the United Kingdom; and

29.3.2	notify the other Party of the name, address and relevant contact (where appropriate) of the substitute agent.
Such appointment and notice shall be effective five Business Days after the date on which the notice given pursuant to clause 29.3.2 is deemed to have been served or delivered in accordance with clause 28.

29.4	Nothing in this clause 29 shall affect the right of any party to serve process in any other manner permitted by law.

30.	GOVERNING LAW AND JURISDICTION

30.1
This agreement, its subject matter or formation (including any non-contractual obligations arising out of or in connection with it), is governed by and shall be construed in accordance with English law.

30.2
The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to hear and determine any suit, action or proceedings arising out of or in connection with this agreement, its subject matter or formation (including any non-contractual obligations arising out of or in connection with this agreement) ("Proceedings") and, for such purposes, irrevocably submit to the jurisdiction of such courts.

30.3
For the purposes of clause 30.2, the parties irrevocably waive any objection which they might now or hereafter have to the courts of England and Wales being nominated as the forum to hear and determine the Proceedings, agree not to claim that any such court is not a convenient or appropriate forum.

30.4	Nothing in this agreement shall affect the right of any party to serve any process in any legal action or proceedings relating to any Proceedings in any other manner permitted by law.

30.5	If this agreement is translated into any language other than English, the English language text shall prevail.
SCHEDULE 1: WARRANTIES

1.	Title and capacity

1.1	The Seller is a cooperative association with excluded liability (coӧperatie met uitgeslaten aansprakelijkheid) duly incorporated and validly existing under the laws of the Netherlands.

1.2	The Seller is, and at Completion will be, the sole legal and beneficial owner of the Share.

1.3	There is no, and at Completion will not be any Encumbrance affecting the Share, nor any agreement to create any such Encumbrance.

1.4
The Company is, and at Completion will be, the sole legal and beneficial owner of 16,095,277,269 common A shares in the capital of Acision B.V. (the “BV Shares”) Save for any Encumbrance which is to be discharged on Completion, there is no, and at Completion will not be any, Encumbrance affecting the BV Shares, nor any agreement to create any such Encumbrance.

1.5
The Seller has the legal right, full power and authority and all necessary consents and authorisations to enter into and to perform its obligations under this agreement and each other Transaction Document to which it is or will be party.

1.6
This agreement and each other Transaction Document to which the Seller is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on the Seller in accordance with their respective terms.

1.7
The execution, delivery and performance by the Seller of the Transaction Documents will not constitute a breach of any laws or regulation in any relevant jurisdiction or result in a breach of or constitute any a default under (i) any provision of the articles of association or equivalent constitutional documents of the Seller; (ii) any order, judgment or decree of any court or governmental authority by which the Seller is bound; or (iii) any agreement or instrument to which the Seller is a party or by which it is bound.

1.8
Save for Clause 4.1 in relation to the Anti-Trust Authorities, neither the Seller, nor any Group Company, is or will be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any governmental or regulatory authority in connection with the execution, delivery and performance of the Transaction Documents.

2.	Share capital

2.1	The Share constitutes the entire issued share capital of the Company, has been properly allotted and is fully paid up.

2.2
The Company or another Group Company is the sole legal and beneficial owner of the entire issued share capital of each of the Subsidiaries. The issued shares of the Subsidiaries have been properly allotted and are fully paid up. The Share and the shares in the Subsidiaries are free from all Encumbrances and there is no agreement or commitment to give or create any such Encumbrance.

2.3	No person has any right (whether contingent or otherwise) to require any Group Company:

2.3.1	to allot, or grant rights to subscribe for, shares in any Group Company; or

2.3.2	to convert any existing securities into, or to issue securities that have rights to convert into, shares in any Group Company.

3.	Corporate information

3.1	The particulars set out in document 1.5 of the Data Room relating to the Group Companies are true and accurate in all material respects.

3.2	The Disclosed Information contains a copy of the current articles of association or equivalent constitutional documents of each Group Company.

3.3	Each Group Company has been duly incorporated or formed and is validly existing and in good standing under the laws of its place of incorporation or formation.

4.	Interests in other companies, partnerships or joint ventures

4.1	No Group Company is the legal or beneficial owner of, or has agreed to acquire, any shares, securities or other interests in any company (other than another Group Company).

4.2	No Group Company is, or has agreed to become, a member of any partnership or corporate joint venture.

5.	Branches, etc
The particulars set out in document 1.5 of the Data Room relating to the branches operated by the Group Companies are true and accurate in all material respects and, for the avoidance of doubt, no Subsidiary has any branch outside its jurisdiction of incorporation, save as set out in that document.
6.    Insolvency
6.1    Neither the Seller nor any Group Company is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 (or under the insolvency laws of any jurisdiction applicable to such Group Company) or has stopped paying its debts as they fall due.
6.2    No liquidator, provisional liquidator, administrator, receiver, administrative receiver or similar officer has been appointed in relation to the Seller or any Group Company or the whole or any part of its assets or undertaking.
6.3    No application has been made to court for an administration order in respect of the Seller or any Group Company; and
6.4    No notice of intention to appoint an administrator of the Seller or any Group Company has been given or filed.

7.	Statutory books

7.1	Each Group Company's statutory books (or local equivalent) have been properly kept, are up to date and are accurate in all material respects.

7.2	No Group Company has received notice of any application for rectification of its register of members.

8.	Accounts

8.1	The Accounts:

8.1.1	have been prepared in accordance with the Applicable Accounting Standards;

8.1.2	give a true and fair view of the state of the assets, liabilities, financial position and profit and loss of each Group Company and of the Group as a whole as at the Accounts Date; and

8.1.3	were duly filed in accordance with applicable laws.

8.2
No change has been made to the accounting policies or to any other accounting treatment including, for the avoidance of doubt, any estimation techniques as defined by FRS 18, of any Group Company in the 12 months prior to the Accounts Date.

8.3
The Company's sole asset is the 16,095,277,269 common shares A, with a nominal value of one Eurocent each in the capital of Acision B.V.. Since the date of its incorporation, the Company has not traded (other than as a holding company of Acision B.V.) or incurred any material liability (actual or contingent).

9.	Management Accounts
The Management Accounts have been prepared in accordance with the normal practice of the Group Companies and on a basis consistent with the management accounts prepared by the Group Companies in respect of the 12 months preceding the Accounts Date and in accordance with substantially the same accounting policies and accounting treatment as the Accounts.

10.	Accounting records
Each Group Company's accounting records are, in all material respects, up-to-date and have been, in all material respects, properly and accurately maintained and are in its possession or under its control.

11.	Period since Accounts Date

11.1	Since the Accounts Date:

11.1.1	no resolution of the members of any Group Company has been passed (other than resolutions relating to routine business at annual general meetings);

11.1.2	no Group Company has changed its accounting reference date;

11.1.3	the Group Companies have operated in the ordinary course of business;

11.1.4	no Group Company has acquired or disposed of a business as a going concern or any asset of a value in excess of US$500,000 (or any agreement to acquire or dispose of any such business or asset);

11.1.5	no liability (actual or contingent) has been incurred or has arisen which is either unquantifiable or of an amount in excess of US$500,000 other than in the ordinary course of business;

11.1.6	no dividend or other distribution has been, or has agreed to be, declared, made or paid by any Group Company;

11.1.7	save in respect of the Senior Credit Agreement and the Shareholder Debt, no Group Company has borrowed or raised any money and no capital expenditure has been incurred in excess of US$1,000,000; and

11.1.8	no Key Customer has ceased to trade with any relevant Group Company and no Group Company has received written notice from any Key Customer of its intention to do so.

11.2
Each Group Company has continued to collect book debts in the ordinary course of business. No debts have been factored, discounted or otherwise agreed to be sold by it. So far as the Seller is aware, no material book debts contained in the Accounts have been realised for an amount which is materially less than that stated in the Accounts.

12.	Funding

12.1
No Group Company has issued any loan capital (including debentures, loan notes and loan stock) that remains in issue except as detailed in section 2.5 of the Data Room. No Group Company has agreed to issue any such loan capital in the future.

12.2	No Group Company is a party to any subsisting debt factoring or discounting arrangement or agreement.

12.3	Except for the Senior Credit Agreement and the Shareholder Debt and except as fully and accurately detailed in section 2.5 of the Data Room, no Group Company:

12.3.1	has any material overdraft, loan or other financial facilities of any kind;

12.3.2	has any outstanding debt or loan capital or has incurred or agreed to incur any borrowing which it has not repaid or satisfied;

12.3.3	has entered into any guarantee, mortgage, charge, pledge, lien or other security agreement or arrangement in respect of any indebtedness or obligations of any other person.

12.4
The Company has not lent or agreed to lend any money in any individual case in excess of US$100,000 which has not been repaid to it and there are no debts owing to the Company other than debts that have arisen in respect of trading and in the ordinary course of business.

12.5	No Group Company has granted any Encumbrance over its assets or undertaking, save in connection with the Senior Credit Agreement.

12.6	As at the date of this Agreement:

12.6.1	there is no Default or Event of Default (each as defined and under the Senior Credit Agreement) outstanding under the Senior Credit Agreement;

12.6.2	so far as the Seller is aware, there are no circumstances reasonably likely to give rise to such Default or Event of Default; and

12.6.3	so far as the Seller is aware, the document contained in the Data Room at folder 2.5.1.1 is the Senior Credit Agreement currently in force and effect.

13.	Assets
For the purposes of this paragraph 13 only, a "material asset" means an asset (other than the Property and any IP) with a book value in the Accounts of, or one acquired since then at a purchase price of, more than US$100,000.

13.1	Each Group Company owns all material assets, free from any Encumbrance, other than those:

13.1.1	disposed of in the ordinary course of business;

13.1.2	subject to hire purchase or finance lease agreements;

13.1.3	acquired subject to retention of title clauses; or

13.1.4	subject to liens arising by operation of law.

13.2	No Group Company is a party to any hire purchase or finance lease agreement under which any material asset is held by any Group Company.

14.	Debtors
No Group Company is owed any sums in excess of US$100,000 in any individual case other than trade receivables incurred in the ordinary course of business.

15.	Property

15.1	The Property comprises all the land and premises owned, occupied or used by any Group Company.

15.2	The brief particulars of the Property set out in documents 8.1.1.1 and 8.1.1.2 of the Data Room are accurate in all material respects and not misleading.

15.3	In relation to each lease or licence under which any part of the Property is held:

15.3.1	the rents and other monies due and payable under it have been paid up to date; and

15.3.2
the Group Company named in document 8.1.1.1 or 8.1.1.2 of the Data Room as its holder has not, so far as the Seller is aware, received written notice from the landlord that it is in material breach of its obligations under such lease, licence or related guarantee (which breach remains outstanding at the date of this agreement).

15.4	The Group Companies are the sole occupants of the Property.

15.5
So far as the Seller is aware, there are no material disputes or proceedings relating to the Property or its use which are likely to prevent or significantly impede the Group Companies from carrying on their businesses in all material respects as currently conducted at the Property.

16.	Insurance
The Disclosed Information contains summary details of the material insurance policies maintained by or on behalf of any Group Company. The premiums due in respect of such policies have been paid.

17.	Intellectual Property

17.1	Each Group Company owns, or has licensed to it, the IP necessary to carry on its business in all material respects as currently conducted.

17.2
The Disclosed Information contains correct details of all material Registered IP. "Registered IP" means IP which is registered, or the subject of an application by a Group Company to register it, in the name of any Group Company, and all domain names owned by any of the Group Companies.

17.3
All registration, maintenance, renewal and other official fees relating to the Registered IP that have fallen due have been paid. None of the Registered IP which is material to the Group Companies taken as a whole or any Material Group Company has expired or has been cancelled, terminated or abandoned.

17.4
A Group Company is the sole, exclusive and unrestricted legal and beneficial owner of all right, title, and interest in and to (i) all items of the Registered IP and (ii) all IP in Software that is marketed, sold, distributed, licensed to third parties, used in providing services to third parties, or being developed, by or on behalf of a Group Company and that is material to the business of the Group Companies taken as a whole or any Material Group Company ("Material Software"), in each case free of all Encumbrances.

17.5
No legal proceedings are pending, and no Group Company has, so far as the Seller is aware, received any written notice in the last 18 months, challenging the validity, or any Group Company’s ownership, of any Registered IP or IP in any Material Software. None of the Registered IP has been adjudged invalid or unenforceable.

17.6
The Disclosed Information contains correct details of all Material Outbound IP Licenses. "Material Outbound IP Licenses" means licences granted under any of the Registered IP or IP in any Material Software which licences are material to the business of the Group Companies taken as a whole or any Material Group Company. None of the Group Companies has granted any person any sole or exclusive right to use any Registered IP or any Material Software. So far as the Seller is aware, no Group Company or any counterparty is in material breach of any Material Outbound IP License. In the last 18 months, so far as the Seller is aware, no Group Company has received any written notice or claim of invalidity, or of any material breach by a Group Company, in relation to any Material Outbound IP License. No legal proceedings are pending concerning any such invalidity or any such breach.

17.7
Except as described in the Disclosed Information and so far as the Seller is aware, no counterparty to any Material Outbound IP License and no customer of any Group Company has claimed in writing in the last 3 years, is claiming in writing, or has threatened in writing to claim, any indemnification from any Group Company.

17.8
So far as the Seller is aware, in the last 18 months, no third party has infringed any Registered IP or any IP in any Material Software. In the last 18 months, no Group Company has sent a written notice or issued any legal proceedings alleging that a third party is infringing any of the Registered IP or IP in any Material Software.

17.9
The Disclosed Information contains correct details of all Material Inbound IP Licences. "Material Inbound IP Licences" are licences granted to any Group Company relating to any IP owned by a third party and used in, and which is material to, the business of the Group Companies taken as a whole or any Material Group Company. So far as the Seller is aware, each Material Inbound IP Licence is in full force and effect. No notice of termination of any Material Inbound IP Licence has been served or received by any Group Company.

17.10
No Group Company has received in the last 18 months written notice from any counterparty to any Material IP Inbound Licence that it is in material breach of such licence (which breach remains outstanding at the date of this agreement). So far as the Seller is aware, no party to a Material Inbound IP Licence is in breach of such Material Inbound IP Licence. All license fees due and payable under the Technology Transfer and License Agreement dated 25 November 2013 between Acision IPR Nederland B.V. and Crocodile Rich Communication Systems Limited have been fully paid as and when set forth in that agreement.

17.11
There is no claim or litigation pending, in which any of the Group Companies is involved or to which any of the Group Companies is related, alleging any infringement or misappropriation of any third party's IP, and in the last 18 months, so far as the Seller is aware, no Group Company has received any written notice making any such allegation. So far as the Seller is aware, the conduct of the business of the Group Companies taken as a whole or any Material Group Company as currently conducted does not infringe or misappropriate, and has not infringed or misappropriated, any third party’s IP

17.12
Save as set out in the Data Room Information, no Open Source Software (i) has been or is incorporated or combined with any Material Software, (ii) has been or is being distributed in conjunction with any Material Software; or (iii) has been used or is being used:

17.12.1
in such a way that, with respect to clause (i), (ii), or (iii), creates enforceable obligations for any Group Company or any of its successors with respect to any Material Software, or grants to any third party, any rights or immunities under any Material Software; or

17.12.2
that require, as a condition of use, modification or distribution of such Open Source Software that other software incorporated into, derived from, based on, or distributed with such Open Source Software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge.

17.13
No funding from governments or third parties, and no facilities of any educational institution or research centre, has been used in the development of any Registered IP which is material to the Group Companies taken as a whole or any Material Group Company or of any Material Software. There are no royalty obligations to any third parties which royalties are material to the Group Companies taken as a whole or any Material Group Company.

17.14
So far as the Seller is aware, no former or present employee or contractor of any Group Company is entitled to any material compensation or payment in respect of any IP created or developed in the course of its employment or contract with a Group Company. No former or present employee or contractor of any Group Company is currently paid any material compensation or payment in respect of any IP created or developed in the course of its employment or contract with a Group Company.

17.15	The Group Companies have taken all reasonable steps to protect and maintain all know-how and trade secrets of the Group Companies.

18.	Computer Systems

18.1	The Disclosed Information contains brief details of all Computer Systems.

18.2
The Computer Systems are (i) owned by the Group Companies or (ii) are licensed, leased or supplied under third party contracts to the Group Companies for at least six (6) months from the date of this agreement. No Group Company and, so far as the Seller is aware, no other party to such third party contracts is in material default of the terms of any such contract and, so far as the Seller is aware, none of the Group Companies has received a written notice of any existing dispute under any such contract.

18.3
The Disclosed Information contains details of the software licences (other than standard off‑the‑shelf licences) that are material to the Group Companies taken as a whole or any Material Group Company and of the Computer Systems. So far as the Seller is aware, no Group Company is in material breach of any such licence.

18.4
The Group Companies and, so far as the Seller is aware, any third party operating or hosting any Computer System for any Group Company, operate appropriate data storage and disaster recovery plans for the Computer Systems to enable the Group Companies to carry on the conduct of their businesses in the normal course in the event of any failure of any of the Computer Systems within a reasonable period of time.

18.5
So far as the Seller is aware, the Computer Systems are in adequate working order and are functioning properly, are in all material aspects fit for the purposes of carrying on the businesses of the Group Companies as currently conducted, and have sufficient scalability, capacity, functionality and performance to meet the present requirements of the businesses of the Group Companies taken as a whole or any Material Group Company. In the last 12 months, there has been no material failure, breakdown or security breach of the Computer Systems which had a material adverse effect on the Group Company taken as a whole or any Material Group Company or, so far as the Seller is aware, of any Key Customer of any Group Company.

18.6
The Group Companies and so far as the Seller is aware, any third party operating or hosting any Computer System for any Group Company, have taken reasonable steps and implemented adequate safeguards to protect the Computer Systems from any disabling codes or instructions, spyware, Trojan horses, worms, trap doors, backdoors, Easter eggs, logic bombs, keylogger software, time bombs, cancelbots, viruses and other software or programming routines that permit or cause (or are suspected or known to permit or cause) unauthorized access to, or disruption, modification, recordation, misuse, transmission, impairment, disablement, or destruction of, Software, data, systems or other materials.

19.	Data protection

19.1	In the last 12 months, no Group Company has received:

19.1.1	any formal written notice from any Authority alleging non‑compliance with applicable laws relating to processing of personal data; or

19.1.2
any written complaint or request from any individual about the use of his or her personal data that by itself or together with such other complaints or requests has had a material adverse effect on the Group Companies taken as a whole or any Material Group Company.

19.2
Each Group Company complies, has during the last 3 years complied in all material aspects, and has conducted its business in compliance in all material aspects, with all applicable laws relating to processing of personal data and all of the privacy policies and procedures of the Group Company that have been adopted and implemented at any time.

20.	Confidential information
In the last 18 months, no Group Company has received any written notice alleging any misuse of any third party's confidential information.

21.	Guarantees, etc
No Group Company is a party to or has any liability under any subsisting guarantee, security, indemnity, agreement or other commitment in respect of any obligation or liability of the Seller in excess of US$100,000.

22.	Key contracts

22.1
The Disclosed Information contains a true and accurate copy of each Material Contract (to the extent that the terms of such contract are not included within a written agreement an accurate summary of the relevant material terms and/or arrangements of such unwritten agreement has been provided to the Purchaser).

22.2
So far as the Seller is aware, no Group Company has received written notice from any counterparty to any Material Contract that it is in material breach of such contract (being a breach that would have a material adverse effect on the Group Companies taken as a whole).

22.3	So far as the Seller is aware, no counterparty to any Material Contract is in material breach of it (being a breach that would have a material adverse effect on the Group Companies taken as a whole).

22.4
There are no disputes which would have a material adverse effect on the Group Companies taken as a whole with any counterparty to any Material Contract (including written or oral claims) and no counterparty to any Material Contract has notified any Group Company of any material non-performance of the relevant Group Company’s obligations, or required any refund, credits, penalties or other financial benefits due to material failure of a product or service to meet the agreed specifications or service standards set out in the applicable Material Contract.

22.5
So far as the Seller is aware, each of the Material Contracts to which a Group Company is a party is in full force and effect, no notice of termination of any such contract has been served or received by the Seller or any Group Company, there are no grounds for the determination, rescission, avoidance or repudiation of any such contract and there has been no written notice received by the Seller or any Group Company of such a thing.

22.6	No Group Company is a party to any Material Contract which is not on arm’s length commercial terms in the ordinary and usual course of its business.

23.	Anti-corruption and Sanctions

23.1
No Group Company nor, so far as the Seller is aware, any of its Associated Persons in performing a service for, or otherwise acting for or on behalf of, a Group Company has breached or contravened any applicable Anti-Bribery Laws or any applicable Anti-Money Laundering Laws or any books and records offences relating directly or indirectly to a bribe in the last three years prior to the date of this agreement.

23.2
The Group Companies (taken as a whole) and each Material Group Company maintains adequate anti-corruption procedures and internal accounting controls which are designed to ensure compliance by the relevant Group Company and its respective directors, officers and employees with all Anti-Bribery Laws applicable to such Group Company.

23.3	So far as the Seller is aware, no Foreign Public Official is an Associated Person of, or owns an interest, whether direct or indirect, in any Group Company.

23.4
Neither the Company nor any Group Company is currently involved, or has been involved during the last three years prior to this agreement, in any investigation of, or action taken against, any Group Company, or any Associated Person, in connection with any applicable Anti-Bribery Laws or Anti-Money Laundering Laws.

23.5
No Group Company, nor any of their respective directors, officers, or employees, nor, to the knowledge of the Company, any persons acting on any of their behalf, is a Restricted Party, or is directly or indirectly owned or controlled by or acting on behalf of a Restricted Party.

23.6
The Company warrants that, for the past three years, it and each Group Company, their respective directors, officers, and employees, and, to the knowledge of the Company, any persons acting on their behalf, have not knowingly engaged in, and are not now knowingly engaged in, and will not knowingly engage in, any prohibited or restricted dealings or transactions with any Restricted Parties that at the time of the dealing or transaction is or was a Restricted Party, or in any other transactions, that in any manner that would reasonably be expected to result in any party to this agreement being in breach of any Sanctions and Export Control Laws or becoming a Restricted Party.

23.7	So far as the Seller is aware, no Group Company has received any written notice that any violation of Sanctions or Export Control Laws is being or may be alleged.

23.8
So far as the Seller is aware, each Group Company has obtained necessary and currently valid export authorisations with the competent authorities for the export, transport, shipment or transfer of items and technology covered by applicable export control rules.

24.	Licences
So far as the Seller is aware, each Group Company has obtained the material licences, registrations, consents, permits and authorisations required from any Authority to carry on its business in all material respects as currently conducted ("Licences") and each Licence is, so far as the Seller is aware, in full force and effect.

25.	Powers of attorney
So far as the Seller is aware, no Group Company has given any power of attorney which remains in force (other than those given to its officers and employees in the ordinary course of business or to the holder of an Encumbrance solely to facilitate its enforcement).

26.	Employees and terms of employment

26.1	The Disclosed Information contains:

26.1.1	copies of the contracts of employment of the Senior Employees;

26.1.2	copies of the standard terms and conditions, staff handbooks and employment policies which apply to each Group Company's employees;

26.1.3
copies of the share incentive schemes, share option schemes or profit sharing, bonus, commission or other incentive schemes applicable to any of the Group Companies' employees and details of outstanding awards under such schemes;

26.1.4	the number of, and terms and conditions of, each consultant engaged by each Group Company and whose likely aggregate annual remuneration received from the Group is in excess of US$150,000;

26.1.5	a copy of the proposed amendments to the NEPP Schemes.

26.2
No Group Company owes anything to any Group Company Employee other than remuneration for the current pay period, accrued holiday pay for the current holiday year, accrued bonuses for the current bonus period and expenses claims in excess of US$20,000 in aggregate.

26.3	So far as the Seller is aware, no Group Company is under any obligation to make any material change in the basis of remuneration or other benefits paid or provided to any Senior Employees.

26.4
So far as the Seller is aware, Group Company employees Material Employees are legally entitled to work in, and have complied with the local asylum and immigration requirements in, the relevant jurisdiction in which they work.

27.	Senior and Other Employees

27.1	No Group Company has given notice of termination or retirement to, or received notice of resignation or retirement from, any Senior Employee.

27.2	No Group Company has made any offer of employment to any person who, if employed, would be a Senior Employee which has either been accepted or remains open for acceptance.

27.3	Other than pursuant to the NEPP Schemes, no Group Company employee or consultant will become entitled to any payment or other benefit solely as a result of Completion.

27.4	No Material Employee will be entitled to give notice to terminate his employment, solely as a result of Completion.

28.	Trade unions, etc

28.1	No Group Company has any agreement or arrangement with, or recognises, any trade union, works council, staff association or other body representing any of its employees.

28.2
No Group Company is, or has in the two years preceding the date of this Agreement been, engaged or involved in any trade dispute with any Group Company employee, trade unions, works council or other representative body.

29.	Employment disputes and proceedings

29.1
No Group Company is, or has in the past 12 months been, involved in any industrial dispute with an employee or former employee where the amount claimed by such employee or former employee was in excess of US$50,000.

29.2
So far as the Seller is aware, there is no litigation or complaint existing, pending or threatened by any Group Company in relation to any current or former Senior Employee where the amount claimed by such Senior Employee is in excess of US$50,000.

30.	Redundancy and Severance
The Disclosed Information contains:

30.1	details of all material severance payments and awards for compensation in respect of current or former employees in the last two years; and

30.2	details and copies of all redundancy and severance policies.

31.	Pension Schemes

31.1	The Disclosed Information contains copies of the material governing documentation in relation to the Pension Schemes.

31.2	So far as the Seller is aware, the Pension Schemes are operated in material compliance with the provisions of their governing documentation and applicable laws.

31.3	All contributions which have fallen due for payment in relation to the Pension Schemes have been paid.

31.4	There is no material litigation against any Group Company in relation to the Pension Schemes.

31.5	There are no pension plans in which any Group Company has participated and for which any Group Company still retains liability.

32.	Litigation

32.1
No Group Company is engaged in any civil, criminal, mediation, arbitration or other legal proceedings that are likely to have a material adverse effect on the Group Companies (taken as a whole) or any Material Group Company ("Litigation").

32.2	So far as the Seller is aware, there is no Litigation pending or threatened by or against any Group Company and there are no circumstances reasonably likely to give rise to such proceedings.

32.3	So far as the Seller is aware, no Group Company is the subject of any investigation, enquiry or enforcement proceedings by any governmental or other body and no investigations, enquiries,

or enforcement proceedings are pending or threatened and there are no circumstances reasonably likely to give rise to any such investigation, enquiry or enforcement proceedings.

32.4
So far as the Seller is aware, no Group Company has committed, nor is liable for, any illegal act however arising and no notification has been received that any investigation or enquiry into any such act or breach is being or will be made.

33.	Judgments
There is no existing or pending Judgment against any Group Company which is likely to have a material adverse effect on the Group Companies taken as a whole.

34.	Tax compliance

34.1	All liabilities of each Group Company for Tax as at the Accounts Date are fully provided for in the Accounts.

34.2	In the last six years, each Group Company has:

34.2.1
submitted all relevant Tax returns to the relevant Tax Authorities by the requisite dates; all returns required to be submitted, all information required to be supplied, and all notices and payments required to be made, by each Group Company in each case for the purposes of Taxation have been submitted, supplied or made punctually on a proper basis and all such returns, information, notices and payments are correct and, so far as the Seller is are aware, there are not, and there are not likely to be, any disputes or enquiry whatsoever in respect thereof with any Tax Authority;

34.2.2	discharged its liability to make any payment of, or to account for, Tax which has fallen due;

34.2.3
without limitation properly made all deductions, withholdings and retentions on account of Tax that it was required or entitled to make in respect of any payment made or benefit provided on or before the date of this agreement, and has to the extent required by law properly accounted in full to the appropriate authority for all such deductions, withholdings and retentions; and

34.2.4	maintained, and has in its possession or under its control, all records and documentation that it is required to maintain for the purposes of any Tax.

34.3
No Group Company has received any notice from any Tax Authority which required or will or may require any Group Company to withhold Tax from any payment made since the Accounts Date or which will or may be made after the date of this agreement.

34.4
In the last six years, no Group Company has been subject to any investigation or non‑routine audit or visit by or involving any Tax Authority, no Tax Authority has indicated that it intends to make such an investigation or non‑routine audit or visit and, so far as the Seller is aware, there are no circumstances existing which make it likely that such an investigation or non-routine audit or visit will be made.

34.5
No Group Company is involved in any material dispute in relation to Tax with any Tax Authority and, so far as the Seller is aware, there are no circumstances existing which make it likely that such a dispute will arise.

34.6
No Group Company has within six years of the date of this agreement paid or become liable to pay nor are there any circumstances by virtue of which any Group Company is likely to become liable to pay, any penalty, fine, surcharge or interest in connection with any Tax.

35.	Tax Events since the Accounts Date
Since the Accounts Date:

35.1	no Group Company has declared, made or paid any distribution;

35.2	no Tax accounting period of any Group Company has ended;

35.3
no Group Company has made or incurred any obligation to make a payment of a revenue nature of a material amount which will not be deductible in computing trading profits for the purposes of any Tax for which a Group Company is liable by reference to income;

35.4
no Group Company has made or incurred any obligation to make a payment of a capital nature other than any such payment or obligation made or incurred in respect of the acquisition of capital assets in the ordinary course of business of any Group Company which are used for the purposes of the business of such Group Company as carried on at the Accounts Date.

36.	Concessions and arrangements

36.1
No Group Company has taken any action which has had or might have the result of altering, prejudicing or in any way disturbing any written arrangement or agreement which it has previously negotiated with any relevant Tax Authority.

36.2
The amount of Tax chargeable on each Group Company during any accounting period ending on or within the six years before Accounts Date has not depended on any concessions, agreements or other formal or informal arrangements with any Tax Authority.

37.	Groups
The First Disclosure Letter contains full and complete particulars of any group (for any Taxation purpose) of which a Group Company is a member.

38.	Tax indemnities
No Group Company is nor could become liable to pay any amount or make reimbursement or indemnity to any person in respect of any Tax liability of another person pursuant to the terms of any document entered into by any Group Company.

39.	Tax residence
Each Group Company is, and has in the last six years been, resident for Tax purposes only in the jurisdiction in which it was incorporated and no Group Company is or has ever been liable for Tax in any other jurisdiction.

40.	Tax avoidance and transfer pricing

40.1	No Group Company has been involved in any scheme, arrangement, transaction or series of transactions in which the main purpose or one of the main purposes was the evasion or avoidance of Tax.

40.2
No Group Company is a party to any transaction or arrangement under which the actual provision that has been made or imposed between any Group Company and any other person by means of a transaction or series of transactions differs from the provision which would have been made as between independent enterprises.

41.	Transfer taxes
All documents in the possession or under the control of a Group Company to which a Group Company is a party and which attract stamp duty have been duly stamped and all stamp tax, transfer tax and similar taxes or duties (including registration duties) have been duly paid in respect of all transactions to which any Group Company is a party.

42.	VAT

42.1
Each Group Company is registered as a taxable person for the purposes of the relevant value added or turnover tax applicable in its relevant jurisdiction and has never been treated as a member of a group for such value added or turnover tax. Details of such registration are set out in the Disclosed Information.

42.2
In the last six years, each Group Company has complied in all material respects with all applicable statutory provisions, rules, regulations, orders and directions concerning the relevant value added or turnover tax in its relevant jurisdiction, including the making on time of correct and accurate returns and payments, and has made, obtained and maintained correct and accurate and up‑to‑date records and documentation for the purposes of such statutory provisions, rules, regulations, orders and directions. No Group Company has incurred any fines, penalties or interest in relation to such value added or turnover tax.

42.3	No Group Company has agreed any special method of attributing, accounting or otherwise in relation to VAT with any relevant Tax Authority.
SCHEDULE 2:    SELLER LIMITATIONS

1.	Maximum aggregate liability

1.1	The aggregate liability of the Seller in respect of all Claims and Tax Covenant Claims (including interest and costs) shall not exceed an amount equal to the Consideration.

1.2
Subject to paragraph 1.1, the aggregate liability of the Seller in respect of all Claims and Tax Covenant Claims (including interest and costs), other than any Title Claim or Claim under clause 10 (Leakage), shall not exceed the Escrow Amount.

1.3
The Purchaser's sole recourse in respect of any Claim, a NEPP Indemnity Claim or Tax Covenant Claim (other than a Title Warranty Claim or a Claim under clause 10 (Leakage)) shall be against the Escrow Amount from time to time. The Purchaser agrees that any liability of the Seller in respect of any Claim, NEPP Indemnity Claim or Tax Covenant Claim (other than a Title Warranty Claim or a Claim under clause 10 (Leakage)) shall be satisfied out of the Escrow Account.

1.4
The Purchaser's sole recourse in respect of any Title Claim or Claim under clause 10 (Leakage) shall be to the Seller (excluding the Escrow Account) and certain of the Investors pursuant to the Investor Letter.

2.	Small Claims
The Seller shall not be liable for any individual Claim (excluding a Title Claim, Claim under clause 10 (Leakage) and a NEPP Indemnity Claim) or Tax Covenant Claim unless the liability of the Seller in respect of such Claim (excluding a Title Claim, Claim under clause 10 (Leakage) and a NEPP Indemnity Claim) or Tax Covenant Claim (calculated after applying the other provisions of this schedule, and excluding interest and costs) exceeds an amount equal to US$400,000.

3.	Claims threshold
The Seller shall not be liable for any Claim (excluding a Title Claim, Claim under clause 10 (Leakage) and a NEPP Indemnity Claim) or Tax Covenant Claim unless and until the aggregate liability of the Seller in respect of all such Claim (excluding a Title Claim, Claim under clause 10 (Leakage) and a NEPP Indemnity Claim) or Tax Covenant Claim (calculated after applying the other provisions of this schedule) exceeds US$2,434,500 (excluding interest and costs), in which case the Seller shall (subject to paragraph 1) be liable for the both the initial US$2,434,500 and the excess.

4.	Notice of Claims
The Seller shall not be liable for any Claim or Tax Covenant Claim unless the Purchaser has given notice to the Seller of such Claim or Tax Covenant Claim setting out reasonable details of the Claim or Tax Covenant Claim (including the grounds on which it is based and the Purchaser's good faith estimate of the amount of the Claim or Tax Covenant Claim (detailing if relevant the Purchaser's calculation of the loss, liability or damage alleged to have been suffered or incurred)).

5.	Time limits for Claims

5.1
The Seller shall not be liable for any Claim or Tax Covenant Claim unless the Purchaser has given notice of such Claim in accordance with paragraph 4 as soon as reasonably practicable after the Purchaser Group becomes aware that the Purchaser has or is likely to have such Claim or Tax Covenant Claim, and in any event on or before:

5.1.1	in the case of any General Warranty Claim and Tax Warranty Claim, the date being two years following Completion;

5.1.2	in the case of any Title Claim, the fifth anniversary of Completion; and

5.1.3	in the case of any Tax Covenant Claim and Indemnity Claim, the second anniversary of Completion.

5.2
The Seller shall not be liable for any Claim (other than a Claim which has been previously satisfied or settled) unless legal proceedings in respect of such Claim have been commenced by being both properly issued and validly served on the Seller within six months of the date the Seller was first notified of such Claim. No new Claim may be made in respect of the matter or thing giving rise to such Claim.

6.	Purchaser's knowledge
The Seller shall not be liable for any Warranty Claim, Title Claim or Tax Warranty Claim to the extent that the matter or thing giving rise to such Claim was within the actual knowledge or awareness of the Purchaser’s Deal Team and the Purchaser’s Deal Team shall not be required to make any enquiry of any other person.

7.	Disclosure and information

7.1
The Seller shall not be liable for any Warranty Claim or Title Claim to the extent that the matter or thing giving rise to such Claim has been fairly disclosed by the First Disclosure Letter (in relation to the Warranties given on the date of this agreement) or the Second Disclosure Letter (in relation to the Repeated Warranties).

7.2
The Seller shall not be liable for any Warranty Claim to the extent that the matter or thing giving rise to such Claim is (or would be deemed to be) fairly disclosed in the information, documents and matters:

7.2.1
contained in the registers of members, debenture holders, directors, secretaries, applications and allotments, and transfers (or the equivalent in any relevant jurisdiction) of any Group Company to the extent provided in the Data Room Information;

7.2.2
appearing on the public files maintained by Companies House in England and Wales (or the equivalent in any relevant jurisdiction) in relation to the Group Companies on the Business Day preceding the date of this agreement;

7.2.3	available from searches at the following, solely aimed at verifying specific bibliographic data of IP rights provided in the Data Room:

7.2.3.1
the UK Intellectual Property Office online database of trade marks, the OHIM online database of community registered trade marks and the World Intellectual Property Organisation online database of trade marks on 9 May 2015; or

7.2.3.2	online search engine "Espacenet" operated by the European Patent Office and the German Patent and Trademark office online data-base of patents on 7 and 8 May 2015;

7.2.4	contained in the Data Room Information.

8.	Bridge
The Seller shall not be liable for any Claim or Tax Covenant Claim to the extent that the subject matter of the Claim or Tax Covenant Claim is specifically covered and dealt with by any adjustment provided for in the Bridge.

9.	Accounts
The Seller shall not be liable for any Claim (other than a Tax Warranty Claim) to the extent that a specific provision, reserve or allowance has been made in the Accounts in respect of the matter or thing giving rise to such Claim, or such matter or thing has otherwise expressly been taken into account in, or specifically referred to in the notes to, the Accounts.

10.	Other exclusions and limitations

10.1
The Seller shall not be liable in respect of any Warranty Claim or Title Claim (other than a Tax Warranty Claim) to the extent that such Claim arises from or is otherwise attributable to, or the amount of such Claim is increased as a result of:

10.1.1	the failure by the Purchaser to comply with the provisions of this schedule;

10.1.2	any change in legislation or law, administrative or regulatory practice or in the interpretation or application of any legislation or law, in each case occurring after the date of this agreement;

10.1.3
any act, omission, transaction or arrangement carried out by any Group Company before or on Completion at the written request, or with the prior written consent, of the Purchaser, including without limitation, any action taken by any Group Company to terminate any agreements and/or arrangements relating to the Syria Sanctions Contract;

10.1.4	Completion or any other act, omission, transaction or arrangement contemplated by any of the Transaction Documents;

10.1.5	any matter or thing occurring on or before 20 June 2007;

10.1.6	any lost profit, goodwill or business, whether actual or prospective, or any indirect or consequential loss; or

10.1.7
such liability arises or is increased by any act or omission of the Purchaser after the Purchaser becomes aware that a Claim (or a right to make a Claim) may have arisen or the Purchaser's failure to take steps reasonably desirable to mitigate the circumstances giving rise to the Claim.

10.2	The Seller shall not be liable in respect of any Claim (other than a Tax Claim or a claim under Clause 11 (Leakage)):

10.2.1	to the extent that the matter or thing giving rise to such Claim has been or is made good or is otherwise compensated for without cost to the Purchaser or any Group Company;

10.2.2
to the extent that the loss, liability or damage to which such Claim relates is recoverable by the Purchaser Group under any insurance policy or would have been so recoverable but for any change effected by the Purchaser Group on or after Completion to the terms, amount and/or scope of any applicable insurance policy;

10.2.3	to the extent that such liability increases as a result of the Purchaser assigning or purporting to assign any of its rights under this agreement other than in accordance with clause 16;

10.2.4	to the extent that such liability increases as a result of any Group Company if such Group Company ceasing to be a group undertaking of the Purchaser.

11.	Leakage

11.1	The Purchaser's only remedy in relation to any matter or thing constituting Leakage is that contained in clause 10.

11.2
The Seller shall not be liable in respect of any Claim to the extent that the matter or thing giving rise to such Claim is specifically included within the items contained in the definition of Permitted Leakage.

12.	No double recovery
Any payment made by or on behalf of the Seller in respect of any Claim or Tax Covenant Claim shall satisfy and discharge any other Claim or Tax Covenant Claim which is capable of being made against the Seller in respect of the same matter or thing, but only to the extent of the payment made.

13.	Calculation of liability
In calculating the liability of the Seller in relation to any General Warranty Claim, there shall be taken into account any benefit accruing to the Purchaser Group as a result of the matter or thing giving rise to the Claim (including the amount of any reduction in, or relief from, Tax).

14.	Right to remedy
The Seller shall not be liable in respect of any Claim (other than a Claim under clause 10 (Leakage)) to the extent that the matter or thing giving rise to such Claim is capable of remedy and is remedied within 30 days of the date on which notice of such Claim is given to the Seller. The Purchaser shall procure that the Seller is given the opportunity within that 30 day period to remedy the relevant matter or thing and shall provide, and shall procure that each relevant Group Company provides, all reasonable assistance to the Seller to remedy the relevant matter or thing.

15.	Claims handling: information and access

15.1	The Purchaser shall, as soon as reasonably practicable, give notice to the Seller containing reasonable details of any matter or thing of which the Purchaser Group becomes aware that indicates that:

15.1.1	the Purchaser has or is likely to have a Claim (other than a Tax Claim or a claim under clause 10 (Leakage));

15.1.2	any Defendant Claim has been, will or is likely to be made; or

15.1.3	any Recovery Claim exists or is likely to exist.
Such notice shall not be a condition precedent to the liability of the Seller in relation to any Claim, provided that such Claim (other than a Tax Claim or a claim under clause 10 (Leakage)) is notified in accordance with paragraph 5.1.

15.2	The Purchaser shall, and shall procure that the Purchaser Group shall:

15.2.1	keep the Seller reasonably and promptly informed of all material developments in relation to any matter or thing required to be notified pursuant to paragraph 5.1;

15.2.2
preserve all documents, records, correspondence, accounts and other information whatsoever (in whatever form held) which are or may be relevant to any actual or potential Claim (other than a Tax Claim or a claim under clause 10 (Leakage)), Defendant Claim or Recovery Claim ("Retained Information");

15.2.3	during normal business hours and on reasonable notice (and subject to duties of confidentiality including as set out in clause 12), and as the Seller may reasonably require:

15.2.3.1
allow the Seller and its Representatives to have access to the Retained Information, its premises and assets, and to take copies (at the Seller's own expense) of the Retained Information or any part of it and photographs of any premises or assets; and

15.2.3.2
make available to the Seller and its Representatives such of its personnel who are in possession of the Retained Information or any part of it (such personnel to be available at the premises at which the relevant individual is employed and to attend legal proceedings), provided that nothing in this paragraph 15.2 shall require the Purchaser Group to provide or allow access to any Retained Information that is reasonably regarded by the Purchaser and its legal advisers as legally privileged in relation to any actual or potential Claim (other than a Tax Warranty Claim).

16.	Defendant Claims

16.1	The Purchaser shall, and shall procure that the Purchaser Group shall:

16.1.1
consult with the Seller and take into account such requests as the Seller may reasonably make in writing to assess, defend, mitigate, settle or compromise any Defendant Claim or to appeal against any judgment or other adjudication made in relation to any Defendant Claim (including (a) considering using professional advisers nominated by the Seller and (b) delegating to the Seller the sole conduct of any legal action or proceedings in respect of any Defendant Claim provided that: (i) such delegation is not materially prejudicial to the financial position, regulatory position, prospects or commercial interests of the Purchaser and/or any Group Company and (ii) that the Purchaser and each relevant Group Company shall be indemnified and held harmless by the Seller from and against all losses, liabilities, actions, claims, charges, costs, damages, fines, penalties, interest and all legal and other professional fees and expenses including, in each case, all related Taxes, suffered or incurred by it or them in connection with such delegation);

16.1.2	otherwise take all reasonable steps to mitigate its liability in relation to any Defendant Claim; and

16.1.3
not admit liability in relation to, nor cease to defend, settle or compromise, any Defendant Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

16.2
No member of the Purchaser Group shall be required to take any action or to omit to do anything which, on its reasonable view, would or is likely to have a material adverse effect on the business of, or be materially onerous or prejudicial to, the Group Companies as a whole.

17.	Recovery Claims

17.1	The Purchaser shall, and shall procure that the Purchaser Group shall:

17.1.1
consult with the Seller and take all such actions as the Seller may reasonably request in writing to pursue any Recovery Claim (including the institution of any legal action or proceedings and any appeal against any judgment or other adjudication made in relation to them);

17.1.2	otherwise take all reasonable steps to maximise any recovery in relation to any Recovery Claim; and

17.1.3	not withdraw, settle or compromise any Recovery Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

17.2
No member of the Purchaser Group shall be required under paragraph 17.1 to take any action or to omit to do anything which, on its reasonable view, would or is likely to have a material adverse effect on the business of, or be materially onerous or prejudicial to, the Group Companies as a whole

17.3
If the Purchaser Group recovers any sum pursuant to a Recovery Claim after any corresponding Claim (other than a Tax Claim or Claim under clause 10 (Leakage)) has been agreed or finally determined but before the Seller makes a payment in respect of it, then the amount payable by the Seller shall be reduced by an amount equal to the sum recovered (less all reasonable out‑of‑pocket costs and expenses incurred by the Purchaser Group in obtaining such recovery, to the extent not already reimbursed by the Seller pursuant to paragraph 17.6) ("Recovery Sum").

17.4
If the Seller has made a payment in respect of a Claim (other than a Tax Claim or Claim under clause 10 (Leakage)) ("Claim Payment") and the Purchaser Group subsequently recovers from a third party any sum in respect of any corresponding Recovery Claim, the Purchaser shall repay promptly to the Seller an amount equal to the lesser of (a) the Recovery Sum; and (b) the amount of the Claim Payment.

17.5
If any repayment is made to the Seller pursuant to paragraph 17.4, an amount equal to such repayment shall be deemed never to have been paid by the Seller for the purposes of calculating the liability of the Seller under paragraphs 1 and 3.

17.6	The Seller shall:

17.6.1	indemnify the Purchaser Group against all losses, liabilities and damages and reasonable costs and expenses for which it may become liable; and

17.6.2	reimburse the Purchaser Group on demand all out‑of‑pocket costs and expenses reasonably incurred by it, in complying with its obligations under this paragraph 17.1.

18.	Mitigation

18.1
Without prejudice to the other provisions of this schedule, the Purchaser shall take, and shall procure that the Purchaser Group takes, all such actions as it considers in good faith may be reasonably necessary to avoid or mitigate any loss, liability or damage which may arise from any matter or thing giving rise to a Claim (other than in relation to a Tax Covenant Claim or a claim under clause 10 (Leakage).

18.2	Nothing in the Transaction Documents shall, or shall be deemed to, affect the Purchaser's general legal obligation to take reasonable steps to mitigate any loss, liability or damage which it may suffer or incur (other than in relation to a Tax Covenant Claim or a claim under clause 10 (Leakage).

19.	Claim to be reduction of Consideration
Any payment made by or on behalf of the Seller in respect of any Claim or Tax Covenant Claim shall, to the extent legally possible, be deemed to reduce the Consideration received by the Seller.
SCHEDULE 3:    CONDUCT PRE‑COMPLETION
No Group Company shall do, or agree to do, anything that is outside the ordinary course of business, including any of the following things unless the Purchaser has given its prior written consent (which shall not be unreasonably withheld or delayed).

1.	Constitutional, share capital and administrative issues

1.1	Pass any resolution of its shareholders or any class of its shareholders (other than for routine administration purposes or as reasonably required to implement this agreement).

1.2
Amending its articles of association or equivalent constitutional documents, adopting further articles of association or passing resolutions which are inconsistent with its articles of association or equivalent constitutional documents.

1.3	Create, allot, issue, redeem or grant any option or right to subscribe for any shares, loan capital or other securities convertible into shares.

1.4	Capitalise any reserves.

1.5	Redeem any shares, purchase its own shares or reduce its share capital.

1.6	Declare, pay or make any dividend or other distribution.

1.7	Change its accounting reference date.

1.8	Making any material change to the accounting procedures, policies or treatment by reference to which its accounts or other financial statements are prepared.

1.9	Changing its residence for Tax purposes.

1.10	Making any Tax election or settling or compromising any liability to Tax or submitting any Tax return that, in each case, is inconsistent with past practice.

1.11	Incurring any liability for Tax other than in the ordinary course of business.

2.	Assets

2.1	Other than pursuant to an existing contractual obligation at the date of this agreement, acquire or dispose of (or grant any option in respect of):

2.1.1	any shares or any other interest in any person, venture or business; or

2.1.2	any other material assets (other than current assets in the ordinary course of business).

3.	Employees

3.1	Other than to comply with law:

3.1.1
engage, or (other than for serious misconduct) dismiss or give notice of dismissal to, any Senior Employee (except when the dismissal process had commenced before the date of this agreement) or, directly or indirectly, inducing or attempting to induce any Senior Employee to terminate his employment;

3.1.2	make any material alterations to the terms and conditions of employment (including remuneration and benefits) of any Senior Employee, other than:

3.1.2.1
any alterations which have been agreed by any Group Company before the date of this agreement (or are required to give parity with a class of similar employee) and which have been disclosed in the Disclosed Information; or

3.1.2.2	salary increases in the ordinary course of business or as contemplated in any business plan and/or the budget of any Group Company and which has been provided to the Purchaser;

3.1.3
appoint, employ or offer to appoint or employ any person at a rate of remuneration per annum in excess of US$150,000 individually or which together with all other such appointments or offers made between the date of this agreement and Completion exceeds US$150,000 in aggregate; or

3.1.4	establish any new pension scheme or discontinue, materially amend or exercise any material discretion in relation to the Pension Schemes.

4.	Operational issues

4.1	Amending or vary the Debt Waiver;

4.2	Make any material change in the nature or organisation of the business of the Group Companies taken as a whole or any Group Company.

4.3
Enter into any material agreements or material arrangements with any Key Customer or new customer which would account for more than US$1,000,000 in revenue pro rata in the current financial year on terms that are materially inconsistent with the contracts entered into by the Group Companies with Key Customers in the preceding 12 months.

4.4
Engage in any prohibited or restricted dealings or transactions with any Restricted Parties that at the time of the dealing or transaction is a Restricted Party, or in any other transactions, or act in any manner that would reasonably be expected to result in any party to this agreement or any Group Company being in breach of any Sanctions and Export Control Laws or becoming a Restricted Party.

4.5	Discontinuing or ceasing to operate all of a material part of the business of the Group Companies taken as a whole or any Group Company.

4.6
Other than in the ordinary course of business, enter into, amend or terminate any material agreement or arrangement affecting a material part of the business of the Group Companies taken as a whole or any Group Company.

4.7	Grant any lease or tenancy of any material Property.

4.8	Commence or settle any material litigation or arbitration (except debt collection in the usual course of business or when required by insurers).

4.9	Other than in the ordinary course of business, create any Encumbrance over any of its assets or undertaking.

4.10	Incur any capital expenditure that is materially in excess of any amounts contemplated or referred to in the 2015 Budget.

4.11	incur any single expense item in relation to any supplier arrangements not contemplated in the annual budget for the relevant Group Companies in excess of US$10,000.

4.12	Incur any borrowings or indebtedness (except borrowings in the ordinary course of business) or granting any loan, advance or capital contribution to any other person.

4.13	Enter into any joint venture or partnership.

4.14	Give any guarantee or indemnity in relation to the obligations or liabilities of any other person (other than another Group Company).

4.15	Cancel or fail to renew any of its insurance policies or doing anything to make any insurance policy void or voidable or reducing the level of insurance cover provided.

4.16
other than in the ordinary course of business, sell, assign, transfer, lease, or otherwise dispose of, any Registered IP or any IP in any Material Software; or other than in the ordinary course of business, grant, modify or terminate any rights, or enter into any agreement, relating to any Registered IP or any IP in any Material Software; or do anything to jeopardise, or omit to do anything required to avoid jeopardising, the validity or enforceability of any Registered IP, including the non-payment of any application, search, maintenance or other official fees; or create any Encumbrance over any Registered IP or any IP in any Material Software.

5.	General exclusions
Paragraphs 1 to 4 of this schedule shall not apply to any act, omission or matter:

5.1
specifically contemplated under or pursuant to, or administrative actions reasonably required in order to comply with or implement, or otherwise dealt with in, this agreement and/or any of the other Transaction Documents (including without limitation anything contemplated in paragraphs 5.2 or 5.4);

5.2	specifically provided or reserved for, or noted in the Accounts;

5.3
constituting part of the conduct of any Group Companies' business in the ordinary course (including, without limitation, any act, omission or matter contemplated or required under, or pursuant to, any of the Material Contracts or reasonably required in order to comply with such Material Contracts) in each case provided that such contracts have been disclosed in the Disclosed Information;

5.4	contemplated under or pursuant to, or reasonably required in order to comply with or implement the business plan and/or the budget of any Group Company;

5.5
reasonably necessary in order to comply with (i) any transaction, commitment or arrangement (a) existing as at or before the date of this agreement to the extent contained within the Due Diligence Information or (b) entered into or assumed after the date of this agreement, to the extent not otherwise prohibited by this schedule 3, or (ii) any law, regulation, rule, official directive, request or guideline of any governmental body, agency, court or regulatory or other authority from time to time; and

5.6
undertaken by any Group Company in an emergency or disaster situation with the intention of and to the extent only of those matters required to minimise or otherwise prevent or reduce any adverse effect thereof (and of which the Purchaser will be notified in writing as soon as reasonably practicable); and

5.7	disclosed in writing to the Purchaser in the First Disclosure Letter.

6.	Cooperation
Prior to the Completion Date, the Seller shall and shall use its reasonable endeavours (to the extent that it is legally able) to cause the Company and its subsidiaries to use its and their reasonable endeavours to cooperate with the Purchaser and to provide reasonable assistance upon the Purchaser’s request, in the preparation and furnishing to the Purchaser of the Required Financial Information (as defined below) and all other information reasonably required for the Purchaser to prepare pro forma financial statements, financial data, audit reports and other information regarding the Company of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act (including providing any information related to the Seller or the Company, as applicable, that is required for the preparation by the Purchaser of a purchase price allocation analysis for purpose of pro forma consolidated financial statements). For the purposes of this paragraph 6 "Required Financial Information" shall mean the audited consolidated financial statements of the Company as of and for the 2012, 2013 and 2014 fiscal years, together with the notes relating thereto prepared and audited in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board ("IFRS") and financial statements of the Company as of and for the last day of the first and second fiscal quarters of 2014 and 2015, together with the notes thereto, which may be condensed in accordance with the rules of the SEC prepared on a basis consistent with IFRS (which shall have been reviewed by independent accountants) and any other financial statements or other data as the Purchaser may reasonably request as necessary or required to comply with its reporting obligations under the Exchange Act and the Securities Act, as applicable.

SCHEDULE 4:    COMPLETION OBLIGATIONS
Part 1:    Seller's obligations on Completion

1.	Documents, etc to be delivered
The Seller shall deliver or procure to be delivered to the Purchaser:
Corporate authorities

1.1
a copy of the minutes of a meeting of the board of directors of the Seller (authorising the execution of any Transaction Document to which the Seller is party, and appointing the relevant signatory or signatories to sign such Transaction Document(s) on the Seller's behalf);

1.2	a copy of the board minutes of the board of directors of the Company approving the matters in paragraph 2;

1.3	a copy of the board resolutions of Acision B.V. to approve the transfer of certain shares in the capital of Acision B.V. to the Company from the Foundation and the Minority Shareholders.
Share

1.4	an executed transfer in respect of the Share in favour of the Purchaser;

1.5	the share certificate for the Share (or a deed of indemnity for a lost share certificate);
Records

1.6	the statutory registers and share certificate books of the Company;
Auditors and officers

1.7
a copy of the duly executed written resignation of the auditors of the Company in the agreed terms with effect from Completion, together with their statement required by section 519 of the Companies Act 2006 to the effect that there are no circumstances connected with their resignation that need to be brought to the attention of members or creditors;

1.8	the duly executed written resignations of all directors of the Company in the agreed terms;
Other documents

1.9	the Conditional Sale Agreements duly executed by the Company, the Foundation and the Minority Shareholders (as applicable);

1.10	a duly executed Escrow Agreement;

1.11
evidence satisfactory to the Purchaser of the termination or waiver of all equity conversion rights held by any holders of the Shareholder Debt in respect of the Shareholder Debt on or before Completion;

1.12	a duly executed deed of release in a form reasonably satisfactory to the Purchaser evidencing full and final settlement of the Shareholder Debt;

1.13	a duly executed copy of the Second Disclosure Letter;

1.14	a certificate signed by an officer of a Group Company (on a non-recourse basis) that such officer is not aware of any Event of Default occurring or continuing immediately prior to the Completion Date;

1.15
a power of attorney in the agreed terms duly executed as a deed by the Seller in favour of the Purchaser to enable the Purchaser to exercise voting and other rights attaching to the Share with immediate effect from the Completion Date;

1.16	an executed Investor Letter for each of the Investors to which are party to the Investor Letter; and

1.17	an executed notarial deed of transfer in respect of the transfer of certain shares in the capital of Acision B.V. to the Company from the Foundation and the Minority Shareholders.

2.	Board meetings of the Group Companies
The Seller shall procure that a meeting of the board of directors of each Group Company is held at which:

2.1	in relation to the Company only, the transfer of the Share is approved for registration (subject only to being duly stamped);

2.2	such persons as the Purchaser nominates are appointed as directors and the secretary with effect from the end of the meeting.

3.	Transfer of Consideration Shares

4.	Receipt and Transfer of Consideration Shares

4.1
If the Consideration Shares are not issued directly to the Investors (or any member of that Investor's Group (as applicable)) on the Completion Date, the Seller shall, as soon as practicable upon receipt of the Consideration Shares and in no event later than the tenth Business Day after the Completion Date, transfer the Consideration Shares to the Investors pro rata to their Proportional Interest (or any member of that Investor's Group at the direction in writing of each relevant Investor, provided that such direction shall apply only in respect of each Investor's Proportionate Interest in such Consideration Shares) in a manner that is exempt from the registration requirements of the Securities Act.

4.2	If the Consideration Shares are issued directly to the Investors (or any member of that Investor's Group (as applicable)), the Seller shall provide to the Company, at least 5 Business Days prior to the Completion Date, duly completed and signed Investor Letters from each of the Investors (or any member of that Investor's Group (as applicable)).

5.	Voting
If the Consideration Shares are not issued directly to the Investors (or any member of that Investor's Group (as applicable)) on the Completion Date, the Seller shall, for so long as the Seller or any designated initial recipient holds the Consideration Shares shall vote in favour of the Company’s Board of Directors’ proposals and any nominees for election or re-election as directors of the Company at any meeting of the Company’s shareholders at which such matters are submitted to a vote of the Company’s shareholders.

6.	Documents to be delivered to the Administrative Agent
The Seller and each Group Company shall have delivered any documents, agreements or information requested by any of the Required Lenders, the Administrative Agent or the Collateral Agent, each of the foregoing in accordance with the Senior Credit Agreement or the Debt Waiver.
Part 2:    Purchaser's obligations on Completion

1.	Documents, etc to be delivered
The Purchaser shall deliver or procure to be delivered to the Seller:
Purchaser authorities
a copy of the minutes of a meeting of the board of directors of the Purchaser in the Agreed Form (authorising the allotment and issue of the Consideration Shares, the execution of any Transaction Document to which the Purchaser is party, and appointing the relevant signatory or signatories to sign such Transaction Document(s) on the Purchaser's behalf), certified as a true copy of the original by the Purchaser's Lawyers;

2.	Documents

2.1	a duly executed Escrow Agreement; and

2.2	a duly executed copy of the Second Disclosure Letter.

3.	Payments by the Group Companies

3.1
The Purchaser shall procure that the Group Companies repay the Shareholder Debt Repayment Amount on Completion in full satisfaction and discharge of the all amounts due in respect of the Shareholder Debt.

3.2	The Purchaser shall procure that the Group Companies repay the aggregate amount owed to the Foundation and the Minority Shareholders pursuant to the Conditional Sale Agreement, being US$36,089.

3.3	The Purchaser shall procure that the Group Companies pay the NEPP Amount pursuant to the NEPP Cash Bonus Plan Rules after making all appropriate deductions for Tax from the NEPP Amount.

4.	Satisfaction of the Consideration

4.1	The Purchaser shall:

4.1.1	pay the Initial Consideration in accordance with clause 3 to the Seller’s Payment Account by electronic transfer in immediately available funds;

4.1.2	pay the Initial Escrow Amount to the Escrow Account by electronic transfer in immediately available funds;

4.1.3	allot and issue the Consideration Shares, credited as fully paid; and

4.1.4
with a view to making available to the Seller and the Investors, as applicable, the benefits of Rule 144, the Purchaser agrees that, for so long as the Seller and/or the Investors, as applicable, are in compliance with their obligations as set forth in Section 6 of Schedule 3, until the earlier to occur of: (i) the date that is six months from the Completion Date or (ii) the date after which no Consideration Shares remain outstanding, the Purchaser shall use its reasonable endeavours to: (a) file with the SEC all reports and other documents required of the Purchaser under the Exchange Act so long as the Purchaser remains subject to such requirements and the filing of such reports and other documents is required to comply with the public information requirement under Rule 144(c); and (b) furnish to each holder of Consideration Shares, promptly upon request, (i) a written statement by the Purchaser is to the status of its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) such other information as may be reasonably requested to permit such holder to sell such Consideration Shares pursuant to Rule 144 without registration.

5.	Consideration Shares

5.1
On the date of Completion, the Purchaser shall provide ".pdf" copies of one or more stock certificates (if applicable) bearing the legend set forth below or statements from the Purchaser’s transfer agent evidencing the Consideration Shares registered in book-entry form in the name of the Seller (or to each Investor (or any member of that Investor's Group) at the direction in writing of each relevant Investor, provided that such direction shall apply only in respect of each Investor's Proportionate Interest in such Consideration Shares)), with original stock certificates (if applicable) to be delivered by the Purchaser’s transfer agent to the registered address of the Seller (or to each Investor or any member of that Investor's Group (as applicable) promptly after the Completion Date.

5.2
Any certificates evidencing the Consideration Shares shall bear and all Consideration Shares shall be subject to, whether in certificated or book-entry form, the following legend (it being understood that if the Consideration Shares are not certificated, other appropriate restrictions shall be implemented to give effect to the following):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, (D) INSIDE THE UNITED STATES PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION, PROVIDED THAT IN THE CASE OF (C), (D) or (E) ABOVE, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE ISSUER A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING THAT SUCH TRANSFER OR SALE IS IN COMPLIANCE WITH THE SECURITIES ACT, REASONABLY SATISFACTORY TO THE ISSUER. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

5.3
Prior to the date of Completion, the Company shall have timely filed any required notice or application to the Nasdaq Global Select Market for the issuance and sale of the Shares, and any required notice period shall have expired.

5.4	Notwithstanding this clause 5, the Seller, any Investor or any member of the Seller's Group or Investor's Group (as applicable) may elect to receive its Consideration Shares in uncertificated form.

SCHEDULE 5:    TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this schedule:

"Assessment Period"	means any period by reference to which any Income, Profits or Gains or any other amounts relevant for the purposes of Tax, are measured or determined;
"Corresponding Relief"	means any Relief which would not have arisen but for a liability in respect of which the Seller has made a payment to the Purchaser under paragraph 4 (Payment of Claims);
"Event"	means any event, transaction, action or omission whatsoever;
"Group Relief"	means any Relief available (including by way of claim, surrender, payment or provision of a group contribution or group consolidation) between members of a group for Tax purposes;
"Income, Profits or Gains"	means revenue profits, chargeable gains and any similar measure by reference to which Tax is chargeable or assessed;
"Post Completion Relief"
means a Relief which arises as a consequence of an Event occurring after Completion or in respect of a period commencing after Completion (and where a Relief arises in respect of the period current at Completion, it shall be apportioned partly before and partly after Completion on a time basis unless some other basis is more reasonable);

"Purchaser's Relief"
means:
(a)    a Post Completion Relief; and/or
(b)    any Relief, whenever arising, of the Purchaser or any member of the Purchaser's Tax Group (other than any Group Company), but does not include a Corresponding Relief.

"Purchaser's Tax Group"
means the Purchaser and any other company or companies which either are or become after Completion, or have within seven years ending on Completion been treated as members of the same group for Tax purposes;

"Relevant Periods"	means all Assessment Periods of each Group Company ended before or on Completion;
"Relief"	means any loss, allowance, credit, deduction or set off for the purposes of Tax or any right to repayment of Tax;
"Straddle Period"	means the Assessment Period of a relevant Group Company current at Completion;

"Tax Authority Claim"
means (in any jurisdiction):
(a)    any assessment, notice, letter, determination, demand or other document issued by or on behalf of any Tax Authority (whether issued or made before or after the date of this agreement and whether satisfied or not at the date of this agreement); and
(b)    any return, amended return, computation, accounts or any other documents required for the purposes of Taxation made by or on behalf of a Group Company;
in any case, from which it appears that: (i) a Tax Liability has been, or may be, imposed on any Group Company; or (ii) an increased or a further payment to a Tax Authority is required to be made by any Group Company; or (iii) a Group Company is denied or is sought to be denied a Relief;

"Tax Liability"
means a liability of a Group Company to make payments of, or in respect of, Tax (an "Actual Tax Liability") and also:
the setting off against an Actual Tax Liability or against Income, Profits or Gains earned, accrued or received on or before Completion, of any Purchaser’s Relief, in circumstances where, but for such setting off, a Group Company would have had an Actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Seller under this schedule and so that the amount of the Tax Liability shall be the amount of Tax saved in consequence of the set off of the Purchaser’s Relief.

1.2
In this schedule references to Income, Profits or Gains earned, accrued or received on or before a particular date or in respect of a particular period include income, profits or gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that period.

1.3
For the purposes of determining in this schedule whether any Income, Profits or Gains (whether actual or deemed) have been earned, any Event (whether actual or deemed) has occurred or any Relief has arisen on or before Completion, an Assessment Period of each Group Company shall be deemed to have ended on Completion.

1.4
All payments made by the Seller to the Purchaser or by the Purchaser to the Seller under the Tax Covenant or for breach of the Tax Warranties shall, so far as possible, be made by way of adjustment to the consideration for the sale of the Share.

2.	COVENANT

2.1	Subject to the provisions of paragraph 3 (Exclusions) of this schedule, the Seller covenants to pay to the Purchaser an amount equal to:

(a)	any Tax Liability of a Group Company which arises:

(i)	in consequence of an Event which occurred, or was deemed to occur, on or before Completion; or

(ii)	in respect of, or with reference to, any Income, Profits or Gains which were earned, accrued or received on or before Completion; and

(b)
any Tax Liability which is primarily the liability of another person (the "Primary Person") and for which a Group Company is liable in consequence of a Group Company at any time before Completion (i) being a member of the same group of companies as the Primary Person for any Tax purpose or (ii) having control of, being controlled by, or otherwise being connected with the Primary Person for any Tax purpose or (iii) being controlled by the same person as the Primary Person for any Tax purpose.

2.2
The Seller covenants to pay to the Purchaser any reasonable out-of-pocket costs and expenses properly incurred by the Purchaser or a relevant Group Company (other than internal management costs and expenses) in connection with any successful claim under this schedule.

3.	EXCLUSIONS

3.1
The covenant at paragraph 2 (Covenant) does not apply in respect of a Tax Liability of a Group Company and the Seller shall have no liability under the Tax Warranties (treating the matter giving rise to such claim as if, for the purposes of this paragraph, it were a Tax Liability) to the extent that:

3.1.1
provision, allowance or reserve in respect of the relevant Tax Liability was made in the Accounts or such Tax Liability has otherwise been taken into account in, or specifically referred to in the notes to the Accounts; or

3.1.2	the relevant Tax Liability arises solely as a result of transactions in the ordinary course of business of a Group Company after the Accounts Date but on or before Completion; or

3.1.3	in relation to a Tax Warranty Claim only, the relevant liability arises or is increased as a result of the Purchaser’s failure to comply with the provisions of schedule 2; or

3.1.4	the relevant Tax Liability arises or is increased as a result of any change, made or occurring after the date of this agreement, in:

3.1.4.1	legislation or law (including any increase in rates of Tax), administrative or regulatory practice or in the interpretation or application of any legislation or law; or

3.1.4.2	the previously published practice of, or any previously published extra statutory concession of, any Tax Authority; or
in each case with retrospective effect; or

3.1.5	the relevant Tax Liability arises as a direct result of the Purchaser or a Group Company making any change, after Completion, in:

3.1.5.1	the accounting reference date of a Group Company; or

3.1.5.2	the accounting bases, policies or methods of a Group Company, except where the relevant change is necessary in order to comply with any law or applicable accounting standards; or

3.1.6	any Income, Profits or Gains to which the relevant Tax Liability is attributable were actually earned or received by or actually accrued to a Group Company on or before the Completion Date and (in either such case) are at Completion represented by assets of any Group Company which are (i) of an equivalent value to the relevant Income, Profits or Gains and (ii) not reflected in the Accounts; or

3.1.7	the relevant Tax Liability was paid or discharged before Completion and such payment or discharge was reflected in the Accounts; or

3.1.8
the relevant Tax Liability arises or is increased as a result of any act, omission, transaction or arrangement carried out by any Group Company before or on Completion at the written request, or with the prior written consent, of the Purchaser; or

3.1.9
in relation to a Tax Warranty Claim only, the relevant liability arises or is increased as a result of Completion or any other act, omission, transaction or arrangement contemplated by any of the Transaction Documents; or

3.1.10	in relation to a Tax Warranty Claim only, the relevant liability relates to any matter or thing occurring on or before 20 June 2007; or

3.1.11
in relation to a Tax Warranty Claim only, the relevant liability arises or is increased as a result of any lost profit, goodwill or business, whether actual or prospective, or any indirect or consequential loss; or

3.1.12
the relevant Tax Liability arises as a result of a voluntary disclaimer, revocation or revision of any claim for Relief validly made by a Group Company prior to Completion (in each case, except where the same is done at the written request, or with the written consent, of the Seller); or

3.1.13
the relevant Tax Liability would not have arisen or would have been reduced but for a failure or omission by a Group Company or the Purchaser to make (or, in the case of the Purchaser, procure the making of) any election or claim any Relief the making or claiming of which was taken into account in computing the provision or reserve for Tax in the Accounts and the need for the making or claiming of which is notified to the Purchaser in writing at least 15 Business Days prior to the last date on which the election or claim can be made; or

3.1.14
the relevant Tax Liability would not have arisen but for an omission or a voluntary act or transaction carried out (other than in fulfilment of a legally binding commitment entered into by a Group Company on or before Completion) by the Purchaser or a Group Company after Completion and otherwise than in the ordinary course of business of a Group Company as such business was conducted at Completion; or

3.1.15	the relevant Tax Liability would not have arisen but for or would have been reduced but for a breach by the Purchaser of any of its obligations under paragraph 9 of this schedule; or

3.1.16	the matter or thing giving rise to the relevant Tax Claim has been or is made good or is otherwise compensated for without cost to the Purchaser or any Group Company; or

3.1.17	the loss, liability or damage to which the relevant Tax Claim relates is recoverable by the Purchaser Group under any insurance policy; or

3.1.18
the relevant Tax Liability arises or is increased as a result of the assignment (or purported assignment) by the Purchaser of any of its rights under this agreement other than in accordance with Clause 16 (Assignment and Successors) of this agreement; or

3.1.19	the relevant Tax Liability arises or is increased solely as a consequence of any Group Company becoming associated with any company or companies at or following Completion; or

3.1.20	any Relief, other than a Purchaser's Relief, is made available (for nil consideration and at no cost) to the relevant Group Company to set against or otherwise mitigate the relevant Tax Liability; or

3.1.21	in relation to a Tax Warranty Claim only, the relevant liability arises or is increased as a result of any Group Company ceasing to be a group undertaking of the Purchaser.

3.2	The Seller shall not be liable more than once in respect of any matter or thing giving rise to a Tax Claim.

3.3	The limitations set out in schedule 2 (Seller Limitations) shall apply to Tax Claims where stated therein.

3.4
The Purchaser's sole recourse in respect of any NEPP Indemnity Claim shall be the NEPP Indemnity and the Purchaser shall not be entitled to make any Claim under this Tax Covenant in respect of such NEPP Indemnity Claim.

4.	PAYMENT OF CLAIMS

4.1	The Seller is to pay (in cleared funds) any required sum under paragraph 2 (Covenant):

(c)
in respect of an Actual Tax Liability, on the later of (i) the date five Business Days after the date on which the Seller receives written details of the amount of the Tax Liability from the Purchaser and (ii) the date five Business Days before the date on which the relevant Group Company will finally be liable to pay the Tax without incurring a liability to interest and/or penalties (or would have been liable to pay the Tax but for the availability of a Relief), for any payment under paragraph 2.1;

(d)	in respect of a Tax Liability which is not an Actual Tax Liability, on the later of:

(i)	the date five Business Days after the date on which the Seller receives written details of the amount of the Tax Liability from the Purchaser; and

(ii)
five Business Days before the date on which the relevant Group Company would have had to pay the Tax without incurring a liability to interest and/or penalties but for the setting off of a Purchaser’s Relief; and

(e)	on the date five Business Days following the date on which notice giving written details of the amount due is received by the Seller from the Purchaser in respect of any payment under paragraph 2.2.

5.	DEDUCTIONS FROM PAYMENTS

5.1	All sums payable by the Seller to the Purchaser under this schedule shall be paid free and clear of all deductions or withholdings of any kind save only as may be required by law.

5.2
If the Seller is required by law to make a deduction or withholding from any payment referred to in paragraph 5.1, the Seller shall pay to the Purchaser such sum as will, after the making of any deduction or withholding, leave the Purchaser with the same amount as it would have received had no deduction or withholding been made.

5.3
If any sum payable by the Seller to the Purchaser under this schedule shall be subject to Tax in the hands of the Purchaser, the same obligation to make an increased payment as is referred to in paragraph 5.2 shall apply in relation to such Tax Liability as if it were a deduction or withholding required by law.

5.4
If the Seller pays an increased amount in accordance with paragraph 5.2 or 5.3 and the Purchaser obtains a credit or other relief as a result of the deduction or withholding or Tax Liability, the Purchaser shall reimburse the Seller with such amount as the Purchaser shall (acting in good faith) determine as leaving the Purchaser in no better or worse position than the Purchaser would have been in had no such deduction or withholding been made or Tax Liability arisen, but only to the extent that the Purchaser can do so without prejudicing the retention of any credit or relief obtained as a result of the relevant deduction or withholding or Tax Liability.

5.5
If the Purchaser assigns its rights under this agreement pursuant to Clause 16 (Assignment and Successors), then the assignee is only entitled to receive payment under paragraph 5.2 or 5.3 to the same extent as the Purchaser would have been entitled if the assignment had not occurred.

6.	MITIGATION

6.1	The Purchaser shall, at the written direction of the Seller, procure that a Group Company takes all steps the Seller may reasonably require to:

6.1.1
use to the extent permitted by law all Reliefs that are available to that Group Company, other than any Purchaser’s Relief, and to provide to the Seller, at the Seller's expense, a certificate from the auditors of that Group Company confirming that all such Reliefs have been so used; and

6.1.2	make to the extent permitted by law all claims and elections specified by the Seller that do not require the relevant Group Company to use any Purchaser’s Relief, in either case that have the effect of reducing any matter in respect of which the Purchaser would otherwise have been able to make a Tax Claim and the Seller's liability in respect of the Tax Claim shall be reduced accordingly.

7.	OVER-PROVISIONS, TAX REPAYMENTS AND CORRESPONDING RELIEF

7.1	If before the later of the second anniversary of the Completion Date and the expiry of the Escrow Period:

7.1.2
any provision for Tax in the Accounts proves to be an over-provision (other than to the extent the over-provision has arisen or been increased as a result of any retrospective change in the law after Completion or the application of any Purchaser’s Relief) (an "Over-Provision"); or

7.1.3
the amount by which any right to repayment of Tax (including any interest or repayment supplement) which has been treated (or, in accordance with generally accepted accounting practice, could have been treated) as an asset in the Accounts proves to have been under-stated (a "Tax Repayment"); or

7.1.4	a payment by the Seller in respect of any Tax Claim or the matter giving rise to such Tax Claim gives rise to a Corresponding Relief which results in a saving of Tax for the relevant Group Company, then the Over-Provision, Tax Repayment or Tax saved by the Corresponding Relief (in each case, the "Relevant Amount") shall be dealt with in accordance with paragraph 7.2.

7.2	The Relevant Amount:

7.2.1	shall first be set off against any payment then due from the Seller under a Tax Claim;

7.2.2
to the extent there is an excess of the Relevant Amount after any application of it under sub-paragraph 7.2.1, a refund shall be made to the Seller of any previous payment or payments made by the Seller under a Tax Claim and not previously refunded under this sub-paragraph, up to the amount of such excess; and

7.2.3
to the extent that the excess referred to in sub-paragraph 7.2.2 is not exhausted under that sub-paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Seller under a Tax Claim.

7.3
If the Purchaser or a Group Company becomes aware of any circumstances which give rise or may give rise to the application of paragraph 7.1, the Purchaser shall or shall procure that the relevant Group Company shall as soon as reasonably practicable give written notice of the same to the Seller.

7.4
The Seller may (at its own cost) require the auditors for the time being of the relevant Group Company to certify the existence and quantum of any Relevant Amount and the date on which the Corresponding Relief is utilised and, in the absence of manifest error, their decision shall be final and binding. The Purchaser shall use reasonable endeavours to procure the assistance of the auditors for these purposes.

7.5
If there has been a repayment of Tax to a Group Company that relates to an Event occurring, or to any Income, Profits or Gains earned, accrued or received, on or before Completion then, to the extent that the right to the repayment of such Tax is not accounted for in the Accounts, an amount equal to that repayment shall be paid by the Purchaser as an adjustment to the Consideration.

8.	RECOVERY FROM THIRD PARTIES

8.1
If a Group Company is entitled to recover from any person (other than the Purchaser but including, without limitation, any Tax Authority) any sum in respect of any Tax Liability to which paragraph 2 applies or in respect of which the Seller is liable under the Tax Warranties, the Purchaser shall procure that the relevant Group Company shall:

(a)	promptly notify the Seller of relevant details concerning such entitlement after the relevant Group Company becomes aware of such entitlement;

(b)	take all appropriate steps to enforce recovery under such entitlement (if so required by the Seller and at the Seller’s expense);

(c)	keep the Seller fully informed of the progress of any such action for the purpose of making recovery in accordance with this paragraph 8.1; and

(d)	promptly pay to the Seller the sum equal to the lesser of:

(i)
any amount so recovered (together with an amount equal to any interest payment or repayment supplement received by the relevant Group Company less any costs incurred by the Purchaser or the relevant Group Company in connection with the recovery); and

(ii)	the amount already paid by the Seller in respect of the relevant Tax Liability under paragraph 2 or in respect of the relevant Tax Warranty.

9.	CONDUCT OF TAX AUTHORITY CLAIMS

9.1
The Seller shall be entitled, at the Seller’s expense, to resist any Tax Authority Claim for and on behalf of and in the name of a Group Company which is or could relate to a Tax Liability for which the Seller is liable under paragraph 2 or under the Tax Warranties, subject to the remaining provisions of this paragraph 9.

9.2
If the Purchaser or a Group Company becomes aware of a Tax Authority Claim which is or could relate to a Tax Liability for which the Seller is liable under paragraph 2 or under the Tax Warranties, the Purchaser shall give written details of the relevant matters to the Seller as soon as reasonably practicable (and in any event within 10 Business Days). For the purposes of this paragraph 9.2, the Purchaser shall be deemed to have given such written notice to the Seller on the Completion Date in relation to a Tax Authority Claim in respect of any Tax imposed by any Tax Authority in Brazil and which is at the Completion Date being avoided, disputed, defended, resisted, appealed or contested by the relevant Group Company in Brazil.

9.3	The Purchaser shall (and, where relevant, shall procure that the relevant Group Company shall):

(a)
take such action as the Seller may reasonably request in writing to avoid, dispute, defend, resist, appeal or compromise any Tax Authority Claim (a "Disputed Claim"), subject to the Seller agreeing (to the Purchaser’s reasonable satisfaction) to indemnify the Purchaser or the relevant Group Company (as applicable) against any reasonable costs which they may suffer or incur as a result of taking such action (together with any Tax which is required to be paid to any relevant Tax Authority in order for the Purchaser or the relevant Group Company to take such action); and

(b)
make available to the Seller such employees of the relevant Group Company or the Purchaser as the Seller may reasonably require and all such information as may be available and as may reasonably be requested by the Seller for avoiding, disputing, resisting, appealing, compromising or contesting any such Tax Authority Claim; and

(c)	not:

(i)	accept or pay or compromise any such Tax Authority Claim; or

(ii)
agree with the relevant Tax Authority any matter relating to the Tax Authority Claim which is likely to, and which the Purchaser ought reasonably to know is likely to, affect the amount of the Tax Claim or the liability or potential liability of the Seller under the Tax Covenant or under the Tax Warranties, in each case without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

9.4	Where the Seller resists any Tax Authority Claim for and on behalf of and in the name of a Group Company in accordance with its rights under paragraph 9.1, the Seller shall:

(a)	keep the Purchaser informed of all relevant matters known to it or the Seller’s relevant advisers concerning any Disputed Claim; and

(b)	provide the Purchaser with copies of all relevant documents or correspondence in the Seller’s possession or control in relation to any Disputed Claim; and

(c)
submit to the Purchaser, for prior written approval (not to be unreasonably withheld or delayed) any written or other communication related to the Disputed Claim which is to be transmitted or communicated to the relevant Tax Authority; and

(d)	obtain the Purchaser’s prior written approval (not to be unreasonably withheld or delayed) to the appointment of solicitors or other professional advisers; and

(e)	not settle or compromise the Disputed Claim without the Purchaser’s prior written approval (not to be unreasonably withheld or delayed).

9.5	Paragraphs 9.3 and 9.5 shall not apply in respect of any Tax Authority Claim:

(a)
to the extent that it would involve the Purchaser or a Group Company contesting a Disputed Claim beyond the first appellate body (excluding the Tax Authority which has made the Disputed Claim) in the jurisdiction concerned unless Tax counsel appointed jointly by the Seller and the Purchaser (at the Seller’s cost) confirms that (taking into account, among other things, the quantum of the relevant liability, the technical issues relevant to the Disputed Claim and the likelihood of the Sellers successfully challenging such Disputed Claim) it would be reasonable for the Seller to pursue that course of action;

(b)
if the Seller does not request the relevant Group Company to take any action within 20 Business Days following the Seller’s receipt (or deemed receipt) of written details relating to the Tax Authority Claim from the Purchaser in accordance with paragraph 9.2 the Purchaser or the relevant Group Company shall be free to pay or settle the Tax Authority Claim on such terms as it reasonably considers appropriate;

(c)	where the relevant Tax Authority has alleged in writing that there has been fraud or dishonesty on the part of the Seller or by a Group Company prior to Completion; or

(d)	if the Seller fails to comply in a material respect with its obligations under paragraph 9.4.

10.	TAX RETURNS

10.1	The Seller or its agent shall at the expense of the relevant Group Company:

10.1.1	prepare the corporation tax returns of each Group Company for the Relevant Periods;

10.1.2	prepare all documentation and be responsible for all other matters (including correspondence) relating to the corporation tax returns of each Group Company for the Relevant Periods;

10.1.3	deliver to the Purchaser for comment any corporation tax return and/or related documentation and correspondence for the Relevant Periods at least 30 Business

Days prior to the date for submission of the same to the relevant Tax Authority and shall make such amendments thereto as are reasonably required by the Purchaser provided that the Purchaser has communicated those required amendments to the Seller at least 10 Business Days before the date on which the return or other document is to be submitted to the Tax Authority; and

10.1.4
act diligently in preparing the corporation tax returns and related documentation for the Relevant Periods, deal with all matters within applicable time limits and keep the Purchaser informed of the progress of the same, provided that the Seller shall not be entitled to vary any claim for Group Relief made before Completion and in relation to which a Group Company was the claimant if the result of such a variation would be to increase the amount of corporation tax payable by a Group Company (ignoring the availability of any other Relief).

10.2	The Purchaser shall:

10.2.1
procure that each Group Company causes the corporation tax returns and other documentation and matters referred to in paragraphs 10.1.1 and 10.1.2 (except to the extent that they are not true and accurate in all material respects) to be authorised, signed and submitted to the appropriate Tax Authority without amendment or with such amendments as the Purchaser reasonably considers to be necessary; and

10.2.2
at the expense of the Seller, give, and procure that each Group Company gives, the Seller or its agent all such assistance as may be reasonably required to prepare the returns and documentation mentioned in paragraphs 10.1.1 and 10.1.2, and conduct matters relating to them in accordance with the Seller's rights under paragraph 10.1.

10.3
The Purchaser or its duly authorised agent shall prepare the corporation tax returns and related documentation of each Group Company and be responsible for all other matters relating to those corporation tax returns for all Assessment Periods ending after Completion. In relation to the Straddle Period only, the Purchaser shall, or shall procure that each Group Company shall:

10.3.1
at least 30 Business Days before submission to the relevant Tax Authority, deliver to the Seller for comment any corporation tax return and/or related documentation for the Straddle Period and make such amendments to them as the Seller may reasonably require provided that the Seller has communicated those amendments to the Purchaser at least 10 Business Days before the date on which the return or other document is to be submitted to the Tax Authority; and

10.3.2	at the expense of the Seller, give the Seller or its agent all such assistance as may be reasonably required to exercise its right to comment under paragraph 10.3.1, provided that nothing in paragraphs 10.3.1 to 10.3.2 shall entitle the Seller to request the variation of any Group Relief claim made before Completion and in relation to which a Group Company was the claimant if the result of such a variation would be to increase the amount of corporation tax payable by such Group Company (ignoring the availability of any other Relief).

10.4
For the avoidance of doubt, where any matter relating to Tax gives rise or may give rise to a Tax Authority Claim, the provisions of paragraph 9 (Conduct of Tax Authority Claims) shall take precedence over the provisions of this paragraph 10 (Tax Returns).

11.	PURCHASER'S TAX COVENANT

11.1	The Purchaser covenants with the Seller to pay to the Seller an amount equal to:

11.2.1
any liability to Tax arising as a result of a Group Company failing after Completion to pay the whole of the relevant liability to Tax (such liability to Tax being primarily a liability to Tax of a Group Company) by the due date for payment of that liability to Tax, save that this sub-paragraph shall not apply in respect of any Tax for which the Seller is at any time liable for breach of a Tax Warranty or under the Tax Covenant; and

11.2.2
the reasonable out-of-pocket costs and expenses properly incurred by the Seller and any other relevant member of the Seller Group (other than internal management costs and expenses) in connection with any successful claim under this paragraph 11 (Purchaser’s Tax Covenant).

11.2
For the purposes of this paragraph 11 (Purchaser’s Tax Covenant), any reference to a liability to Tax shall include any liability to make a payment of Tax which would have arisen but for the utilisation of any Relief.

11.3	The Purchaser’s liability under this paragraph 11 (Purchaser’s Tax Covenant) shall cease on the second anniversary of Completion.

11.4
Paragraph 4 (Payment of Claims), paragraph 5 (Deduction from Payments) and paragraph 9 (Conduct of Tax Authority Claims) of this schedule shall apply to this paragraph 11 (Purchaser’s Tax Covenant) as if:

11.1.1	references to the Seller were references to the Purchaser and vice versa;

11.1.2	references to a Group Company in the definition of Tax Authority Claim were references to the Seller or any other relevant member of the Seller Group; and

11.1.3
the exception in relation to the Seller’s entitlement to resist any Tax Authority Claim in respect of any Tax imposed by any Tax Authority in Greece and/or Brazil (as provided for in paragraph 9.1) were disregarded, and making all other necessary changes.

SCHEDULE 6:    ESCROW ACCOUNT
Part 1:    General

1.	The Parties shall enter into the Escrow Agreement with the Escrow Agent on Completion in accordance with schedule 6 of this agreement.

2.	No amount shall be released from the Escrow Account except in accordance with the provisions of this schedule 6 and the Escrow Agreement.

3.	Interest accruing on the Escrow Account shall not form part of the Escrow Amount, but shall accrue and be retained in the Escrow Account and:

(a)
in the event that there are no Settled Claims during the Escrow Period and the entire Escrow Amount is released to the Seller in accordance with the terms of this Agreement, all such interest accrued in the Escrow Account shall be for the account of the Seller;

(b)
in the event that some but not all of Escrow Amount is released to the Seller in accordance with paragraph 3 or paragraph 11 of Part 2 of this schedule 6, such interest accrued in the Escrow Account shall be split between the Seller and the Purchaser pro rata to the proportion received from the Escrow Account by each such party when compared against the total aggregate amount paid in to the Escrow Account by the Purchaser in accordance with this Agreement; or

(c)
in the event that the entire Escrow Amount is released to the Purchaser in accordance with the terms of this Agreement to settle liabilities for Settled Claims, all such interest accrued in the Escrow Account shall be for the account of the Purchaser, and, in each case, the Seller and the Purchaser shall, in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay such amount(s) to the Purchaser or Seller (as applicable) as soon as reasonably practicable.

4.
All bank charges and fees of the Escrow Agent incurred in relation to the Escrow Account shall be borne equally by the Seller and the Purchaser and the Escrow Account shall be reimbursed to the extent of such bank charges by the Seller and the Purchaser in their proportionate amount.

5.	The fees and expenses of a QC instructed in in accordance with part 2 of schedule 6 shall be paid as determined by such QC, failing which they shall be borne equally by the Seller and the Purchaser.
Part 2:    Payments from the Escrow Account

1.
The Escrow Account shall be maintained and operated by the Escrow Agent for the period commencing on the Completion Date and expiring on the date falling 24 months thereafter or such later date as may be required in accordance with this schedule 6 (the "Escrow Period").

2.	While there is an Escrow Amount, upon a Relevant Claim or part thereof becoming a Settled Claim, an amount equal to the lower of:

2.1	the sum due to the Purchaser in respect of that Settled Claim; and

2.2	the Escrow Amount,

shall be released immediately from the Escrow Account to the Purchaser in complete or partial satisfaction (as the case may be) of that Settled Claim, and the Seller and the Purchaser shall, in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay such amount to the Purchaser as soon as reasonably practicable. If the entire Escrow Amount at the relevant time is released to the Purchaser, but only in partial satisfaction of that Settled Claim, then should any further amounts be paid into the Escrow Account pursuant to this agreement, the provisions of this paragraph 2 shall apply again, mutatis mutandis.

3.
If there are no Undetermined Claims on the Escrow Release Date, then, subject to satisfaction of all Settled Claims, the Seller and the Purchaser shall, in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay to the Seller the Escrow Amount (if any) as soon as reasonably practicable.

4.
In the event that there are Undetermined Claims immediately prior to the Escrow Release Date, the Purchaser shall, no later than five Business Days from the Escrow Release Date, notify the Seller of its good faith and reasonable estimate of the total likely amount of each such Undetermined Claim(s) (in each case, a "Best Estimate") and an amount equal to the aggregate total of all Best Estimates shall be retained in the Escrow Account pending settlement of the corresponding Undetermined Claims.

5.	If the Seller:

5.1	believes that any Undetermined Claim is an Unreasonable Claim; or

5.2	is not satisfied (acting in good faith) that the Purchaser's Best Estimate is or remains reasonable, then the Seller shall be entitled to serve notice on the Purchaser ("Dispute Notice") that the Seller wishes to obtain a written opinion ("Opinion") of a named Queen's Counsel of not less than 10 years call in commercial dispute matters ("QC") as to:

(a)	whether the relevant Undetermined Claim is an Unreasonable Claim; and

(b)
in the event that the relevant Undetermined Claim is not an Unreasonable Claim, the QC's estimate of the quantum (expressed as a range) which is likely to be recovered if the Relevant Claim is successful.

6.
The Purchaser shall have 10 Business Days from receipt of a Dispute Notice to serve notice ("Rejection Notice") on the Seller stating that the Purchaser does not agree with the identity of the QC nominated in the Dispute Notice. If the Seller and the Purchaser fail to agree on the identity of the QC within 10 Business Days of the receipt by the Seller of the Rejection Notice, then the Seller or the Purchaser may apply to the Chairman of the Bar Council for determination of the identity of the QC to be instructed, which determination shall be binding on the Seller and the Purchaser.

7.	For the purposes of providing the Opinion, the QC shall act as expert not arbitrator.

8.
The QC so identified shall be deemed to be jointly instructed by the Seller and the Purchaser within 20 Business Days of his identity being agreed or determined. A summary of the matters to which the relevant Undetermined Claim relates, such financial information as is relevant to the Undetermined Claim, a copy of this agreement and a request to opine within 30 days after receipt by such counsel of the instructions shall be provided to the QC. Such instructions shall be accompanied by those submissions (if any) which the Seller or the Purchaser wish to make in relation to the Undetermined Claim.

9.
If the QC opines that an Undetermined Claim is an Unreasonable Claim then the Seller and the Purchaser shall, within 5 (five) Business Days of such Opinion and in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay to the Seller an amount equal to the Best Estimate retained in the Escrow Account as soon as reasonably practicable.

10.	If the QC opines that the Undetermined Claim is not an Unreasonable Claim, then:

10.1
if the QC opines that the Purchaser is likely to recover an amount equal to or greater than the Best Estimate (by reference to the top of the range of the QC's estimate) if the Undetermined Claim is successful, an amount equal to the Best Estimate of the Undetermined Claim shall continue to be retained in the Escrow Account pending the Undetermined Claim becoming a Settled Claim:

10.2
if the QC opines that the Purchaser is likely to recover an amount which is less than the Best Estimate (by reference to the top of the range of the QC's estimate) if the Undetermined Claim is successful an amount equal to the top of the range of the QC's estimate of the Undetermined Claim shall be retained in the Escrow Account pending the Undetermined Claim being a Settled Claim and the Seller and the Purchaser shall, within 5 (five) Business Days of such opinion and in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay to the Seller the difference between the Best Estimate and the top of the range of the QC's estimate as soon as practicable.

11.
Following the Escrow Release Date, upon settlement of all Claims such that there are no Undetermined Claims left outstanding, the Seller and the Purchaser shall, in accordance with the notification requirements of the Escrow Agreement, issue a joint instruction to the Escrow Agent to pay to the Seller the Escrow Amount (if any) then remaining as soon as reasonably practicable.

12.	Payment of any amount in accordance with this schedule 6 to settle an Escrow Claim shall, so far as possible, be deemed to be a reduction of the Consideration.

13.
If for any reason either party fails to make a joint instruction to the Escrow Agent pursuant to this schedule 8, the defaulting party shall indemnify and hold harmless the non-defaulting party on an after Tax basis for any and all Losses, incurred or suffered by the non-defaulting party as a result thereof.

SCHEDULE 7:    PERMITTED LEAKAGE

1.	Any payments made to any member of the Seller Group pursuant to and in accordance with the terms of the IceNet Agreement.

2.	Any accrual of interest on the Shareholder Debt and the repayment of the Shareholder Debt Repayment Amount pursuant to this agreement.

3.
Any service, shareholder, adviser, management, director or attendance fees or expenses (or equivalent) paid or reimbursed to any director, employee, representative or agent of the Seller Group not exceeding US$5,000 per month and no more than US$20,000 in aggregate.

4.	Any payments made to any Participant (as defined in the NEPP Schemes) pursuant to the terms of the NEPP Schemes not exceeding the NEPP Amount.

5.	Any payments made pursuant to the Conditional Sale Agreements not exceeding US$36,089 in aggregate.

6.
Any payment of any remuneration, fees or other contractual benefits to any employee, consultant, director or officer of any Group Company in the ordinary course of business, consistent with past practice in the 12 months immediately preceding the date of this agreement and in accordance with the employment or other documentation in place as at the date of this agreement.

7.	Any payments, advisers' fees, costs and expenses pursuant to or in connection with the Debt Waiver.

8.
Any fees, costs or expenses of external advisers engaged by the Seller Group or any Group Company in each case incurred or paid by a Group Company in connection with the Acquisition not exceeding $6,772,813 in aggregate.

SCHEDULE 8:    EARN OUT
Part 1:    Earn‑Out Consideration

1.	Definitions and Interpretation
In this Schedule:
"Adjusted Aggregate Revenues" and "Adjustments" have the meanings given to them in paragraph 2 of part 1 of this schedule 8;
"Aggregate Excess" means the amount, expressed in US$, by which the Adjusted Aggregate Revenue for Period 1 plus the Period 1 Catch Up Revenue exceeds the Period 1 Target Aggregate Revenues, provided that the Aggregate Excess shall never be less than 0 or greater than US$13,700,000;
"Aggregate Revenues" means the aggregate revenues of the MM Business and the RME Business;
"Aggregate Revenues Statement" in relation to a Period means the statement of Aggregate Revenues for that Period to be prepared and agreed, deemed agreed or determined in accordance with parts 2 and 3 of schedule 8;
"Catch-up Amount" means US$0 if the Adjusted Aggregate Revenues for Period 1 plus the Period 1 Catch Up Revenue is less than the Period 1 Target Aggregate Revenues, or if the Adjusted Aggregate Revenues for Period 1 plus the Period 1 Catch Up Revenue are equal to or exceed the Period 1 Target Aggregate Revenues, the amount calculated as follows:
US $3,00,000 + Aggregate Excess / US $13,700,000 X US $22,000,000
less the Period 1 Earn Out Amount;
"Draft Aggregate Revenues Statement" has the meaning given in part 2 of this schedule 8;
"Draft Earn-Out Statement" has the meaning given in paragraph 2 of part 2 of schedule 8;
"Earn-Out Due Date" in relation to a Period means the day on which:

(a)	the Seller accepts or is deemed to have accepted the Earn‑Out Statement and the Aggregate Revenues Statement for that Period;

(b)	the parties have resolved all disagreements on that Earn‑Out Statement and Aggregate Revenues Statement; or

(c)	the parties receive notice of the Expert's decision on that Earn‑Out Statement and (where relevant) Aggregate Revenues Statement, in accordance with parts 2 and 3 of schedule 8;
"Earn-Out Period" means all Periods in aggregate;
"Earn-Out Statement", in relation to a Period, means a statement specifying:

(d)	Aggregate Revenues for that Period;

(e)	the Adjusted Aggregate Revenues for that Period; and

(f)	the Earn‑Out Consideration (if any) for that Period,
together with a statement setting out details of any material Adjustment made in calculating the Adjusted Aggregate Revenues for that Period;
"Expert" has the meaning given in paragraph 1.1 of part 3 of this schedule 8;
"MM Business" means the mobile monetisation business carried on by the Group Companies which comprises software services created, marketed, sold, distributed or licenced by any Group Company including Collect SMS, Loan SMS (and all its related services), Collect IP, Smart SMS App, Multi SIM SMS and Mobile Financial Services;
"Period" means any of Period 1 or Period 2;
"Period 1" means the period from 1 January 2015 to 31 December 2015 (both dates inclusive);
"Period 1 Catch Up Revenue" means the Adjusted Aggregate Revenues for Period 2 which are in excess of US$23,000,000;
"Period 1 Earn-Out Amount" means US$0 if the Adjusted Aggregate Revenues for Period 1 is less than the Period 1 Target Aggregate Revenues, or if the Adjusted Aggregate Revenues for Period 1 are equal to or exceed the Period 1 Target Aggregate Revenues, the amount calculated as follows:
US $3,00,000 + Period 1 Excess / US $13,700,000 X US $22,000,000
"Period 1 Excess" means the amount, expressed in US$, by which the Adjusted Aggregate Revenue for Period 1 exceeds the Period 1 Target Aggregate Revenues, provided that the Period 1 Excess shall never be less than US$0 or greater than US$13,700,000;
"Period 1 Target Aggregate Revenues" means US$54,800,000;
"Period 2" means the period from 1 January 2016 to 31 March 2016 (both dates inclusive);
"Period 2 Earn-Out Amount" means the amount calculated as follows:
Period 2 Excess / US $5,000,000 X US $10,000,000

"Period 2 Excess" means the amount, expressed in US$, by which the Adjusted Aggregate Revenue for Period 2 exceeds the Period 2 Target Aggregate Revenues, provided that the Period 2 Excess shall never be less than US$0 or greater than US$5,000,000;
"Period 2 Target Aggregate Revenues" means US$18,000,000;
"Response Notice" has the meaning given in paragraph 3.1 of part 3.1 of this schedule 8;
"RME Business" means the rich mobile enterprise business carried on by the Group Companies which comprises software services created, marketed, sold, distributed or licenced by any Group Company including Forge SDK for Enterprise/Acision, fuseMe for Carriers and Enterprise, Message Everywhere SDK and Client, A2P messaging and aggregation and Mindmatics;

2.	Meaning of Adjusted Aggregate Revenues
The "Adjusted Aggregate Revenues" in relation to a Period shall be the Aggregate Revenues for that Period after making adjustments to effect the following (together "Adjustments"):

2.1
to adjust for any other transactions with members of the Purchaser Group that are on other than arm's length commercial terms by adding or deducting (as applicable) a reasonable sum to represent the increase or decrease in revenues (as applicable) which might reasonably have been expected to accrue to the applicable Group Company/ies in order to exclude the effects of any such non arm's length transaction/s; or

2.2	to reflect any adjustment required in accordance with paragraph 3 of part 4.

3.	Earn-Out Consideration

3.1	If the Adjusted Aggregate Revenues for Period 1 equals or exceeds the Period 1 Target Aggregate Revenues, the Earn-Out Consideration in respect of Period 1 shall be the Period 1 Earn-Out Amount.

3.2
If the Adjusted Aggregate Revenues for Period 2 equals or exceeds the Period 2 Target Aggregate Revenues, the Earn Out Consideration in respect of Period 2 shall be the Period 2 Earn-Out Amount plus the Catch-up Amount (if any).

4.	Payment of Earn Out Consideration

4.1	Within 5 (five) Business Days of each Earn-Out Due Date, the Purchaser shall pay the Earn-Out Consideration for that Period as follows:

4.1.1	first, any Earn-Out Consideration shall be paid by the Purchaser into the Escrow Account until the aggregate Earn-Out Consideration so paid is equal to US$5,000,000 in aggregate;

4.1.2	second, where an amount of Earn-Out Consideration equal to US$5,000,000 in aggregate has been paid into the Escrow Account in accordance with paragraph 4.1.1 above, then:

4.1.2.1
fifty per cent of any additional Earn-Out Consideration shall be paid by the Purchaser into the Escrow Account until the total aggregate amount of Earn-Out Consideration paid into the Escrow Account in accordance with this paragraph 4.1.2.1 is equal to US$10,000,000 in aggregate; and

4.1.2.2
the other fifty per cent of such additional Earn-Out Consideration shall be paid to the Seller in accordance with clause 19 (Payments, etc) of this agreement until the aggregate Earn-Out Consideration paid in accordance with paragraph 4.1.2.1 is equal to US$10,000,000 in aggregate;

4.1.3	third, any remaining Earn-Out Consideration shall be paid to the Seller in accordance with clause 19 (Payments, etc) of this agreement.
Part 2:    Agreement or determination of Earn‑Out Consideration

1.	Aggregate Revenues Statement
The Aggregate Revenues Statement shall be prepared in accordance with the following:

1.1
the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used by the Group Companies in the preparation of the Accounts on a consistent basis to the extent not inconsistent with Accounting Standards in force and mandatory at the Accounts Date; and

1.2	to the extent not covered by paragraph 1.1, Accounting Standards in force and mandatory at the Accounts Date.

2.	Submission of Draft Aggregate Revenues Statement and Draft Earn‑Out Statement
The Purchaser shall deliver a draft of the Aggregate Revenues Statement ("Draft Aggregate Revenues Statement") and a draft Earn‑Out Statement ("Draft Earn‑Out Statement") for each Period within 20 Business Days of the end of such Period.

3.	Response to the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement

3.1
Within 20 Business Days of receipt of the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement for a Period ("Response Period"), the Seller shall give notice to the Purchaser ("Response Notice") stating whether or not it agrees with the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement.

3.2	If the Seller disagrees with the Draft Aggregate Revenues Statement and/or the Draft Earn‑Out Statement, the Response Notice shall also state:

3.2.1	the item or items in the Draft Aggregate Revenues Statement and/or the Adjustments in dispute;

3.2.2	the reasons for such dispute; and

3.2.3	(to the extent then reasonably practicable) details of its proposed adjustments to the Draft Aggregate Revenues Statement and/or the Draft Earn‑Out Statement.

4.	No Response Notice
If the Seller does not give the Response Notice within the Response Period, then it shall be deemed to have agreed the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement, and such accounts and statement shall constitute the Aggregate Revenues Statement and the Earn‑Out Statement respectively for the relevant Period.

5.	Positive Response Notice
If a Response Notice is given within the Response Period and states that the Seller agrees with the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement, then such accounts and statement shall constitute the Aggregate Revenues Statement and Earn‑Out Statement respectively for the relevant Period.

6.	Negative Response Notice
If a Response Notice is given within the Response Period and states that the Seller disagrees with the Draft Aggregate Revenues Statement and/or the Draft Earn‑Out Statement, then:

6.1
only those items detailed as disputed in the Response Notice (together, "Disputed Items") shall be treated as being in dispute, and the Purchaser and the Seller shall be deemed to have agreed all other items in the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement;

6.2	the Purchaser and the Seller shall endeavour to agree the Disputed Items in good faith;

6.3	if all of the Disputed Items are resolved by agreement between them, the Purchaser and the Seller shall promptly sign a joint statement which:

6.3.1	appends copies of the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement for the relevant period each adjusted to reflect all the Disputed Items as so agreed; and

6.3.2	confirms that such accounts and statement respectively constitute the Aggregate Revenues Statement and the Earn‑Out Statement for the relevant Period;

6.4	if within 20 Business Days of receipt of the Response Notice, the Purchaser and the Seller have not agreed the Disputed Items in accordance with paragraph 6.3:

6.4.1	where relevant, the Purchaser and the Seller shall promptly sign a joint statement which:

6.4.1.1	sets out the Disputed Items (if any) that have been agreed between them; and

6.4.1.2	appends copies of the Draft Aggregate Revenues Statement and the Draft Earn‑Out Statement, adjusted to reflect any Disputed Item as so agreed; and

6.4.2	the remaining Disputed Items shall be referred for determination by an Expert in accordance with the provisions of part 3 upon the written request of either the Purchaser or the Seller; and

6.5
if the Purchaser and the Seller do not agree the Aggregate Revenues Statement and/or the Earn‑Out Statement for the relevant Period in accordance with paragraph 6.3, then the Draft Aggregate Revenues Statement and/or the Draft Earn‑Out Statement adjusted to reflect:

6.5.1	the Disputed Items (if any) that are agreed between the Seller and the Purchaser in writing (whether in accordance with paragraph 6.3 or subsequently); and

6.5.2	the Expert's determination made pursuant to part 3,

shall constitute the Aggregate Revenues Statement and/or the Earn‑Out Statement for the relevant Period.

7.	Access to records
From the end of each Period until the agreement, deemed agreement or determination of the Aggregate Revenues Statement and/or the Earn‑Out Statement for that Period, the Purchaser shall procure that the Group Companies provide to the Seller and its representatives such access to its accounting records as is reasonably required to review and agree the Aggregate Revenues Statement and/or the Earn‑Out Statement for that Period.

Part 3:    Expert determination

1.	Appointment of Expert

1.1
An "Expert" is an individual with suitable experience in dealing with such types of dispute at a "Big Four" firm of chartered accountants in the United Kingdom (who and which are independent of the parties):

1.1.1	agreed by the Purchaser and the Seller in writing; or

1.1.2
in default of agreement within 10 Business Days of the date of either the Purchaser or the Seller serving on the other details of its suggested Expert or Experts, nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the application at any time of either the Purchaser or the Seller.

1.2
Any firm proposed or nominated to provide an Expert shall be required to declare in writing any current and past associations of such firm and its proposed Expert with any party prior to appointment to establish their independence.

1.3	Each of the Purchaser and the Seller agrees to:

1.3.1
use its reasonable endeavours jointly to appoint an Expert expeditiously following a written request to do so from the other and to agree the terms of engagement for the Expert within 15 Business Days of the Expert's selection or nomination; and

1.3.2
not unreasonably (having regard to the provisions of this part 3) refuse its agreement to any terms of engagement proposed by the Expert (which may include a limitation on his liability at a level consistent with market practice at the relevant time) or the other party.

2.	Procedure

2.1	The Purchaser and the Seller shall each supply the other with a copy of anything provided by it or on its behalf to the Expert pursuant to this part 3 at the same time as it is provided to the Expert.

2.2	Within 15 Business Days of the appointment of the Expert, the Parties shall, acting reasonably, agree the following submissions and provide them to the Expert for consideration:

2.2.1	a copy of the Draft Earn‑Out Statement (adjusted to reflect the Disputed Items (if any) then agreed between the Seller and the Purchaser in writing) ("Adjusted Draft Earn‑Out Statement"); and/or

2.2.2
if relevant, a copy of the Draft Aggregate Revenues Statement (adjusted to reflect the Disputed Items (if any) then agreed between the Seller and the Purchaser in writing) ("Adjusted Draft Aggregate Revenues Statement") and otherwise a copy of the Aggregate Revenues Statement; and

2.2.3	a written statement of the Disputed Items referred to the Expert.

2.3
Each Party shall be entitled to make written representations to the Expert on the documents detailed in paragraph 2.2 above. Such representations must be made within 10 Business Days of the Expert’s receipt of such documents.

2.4
The Expert shall (at his discretion) afford the opportunity within reasonable time limits to either Party to make further written representations to him, or clarify any aspect of the written representations previously submitted in accordance with paragraph 2.3 above.

2.5
Each of the Purchaser and the Seller shall provide (or, to the extent it is reasonably able, procure that others provide) the Expert with such information, documents and assistance (including the right to inspect the accounting records of the Group Companies) as the Expert reasonably requires for the purpose of making his determination.

2.6	All matters in relation to any determination under this part 3 shall be kept confidential by the parties and the Expert.

2.7
To the extent not provided for in or inconsistent with this part 3, the Expert shall determine the procedure to be followed in making his determination and shall be entitled to obtain such independent legal or other professional advice as he may reasonably require in making his determination.

3.	Role of Expert

3.1	The Expert shall:

3.1.1	act as an expert and not as an arbitrator;

3.1.2
determine on the basis of all information, documents and materials before him what adjustments (if any) are in his opinion necessary to the amounts shown by the Adjusted Draft Earn‑Out Statement and (where relevant) the Adjusted Draft Aggregate Revenues Statement in respect of each of the relevant Disputed Items referred to him in order to comply with the provisions of this agreement; and

3.1.3	notify the parties of his determination in writing (without reasons) as soon as practicable.

3.2	Any nomination fee and the Expert's fees and expenses (including any fees and expenses of any professional advisers appointed by him) shall be borne half by the Seller and half by the Purchaser.

3.3	The Expert's determination shall be final and binding on the parties except where there is fraud or manifest error.

3.4	Any determination under this part 3 shall be conducted and delivered in the English language.

4.	Substitute or replacement Expert
If the Expert dies or becomes unwilling or incapable of acting, then the Seller and the Purchaser shall:

4.1	accept any substitute Expert reasonably nominated by the firm engaged by them following a written request to such firm to do so from either the Purchaser or the Seller; or

4.2
if no substitute is nominated within 10  Business Days of such request, promptly discharge the original Expert and appoint a replacement expeditiously, and this part 3 shall apply to the replacement Expert as if he were the first Expert appointed.

Part 4:    Earn‑Out Protections

1.	Maintenance of control
The Purchaser undertakes to the Seller that during the Earn‑Out Period it will procure that (except with the prior written consent of the Seller not to be unreasonably withheld):

1.1
the Company remains a wholly owned subsidiary of the Purchaser or another member of the Purchaser Group and the Group Companies conducting, involved in or connected to the MM Business and the RME Business shall remain subsidiaries of the Company (directly or indirectly); and

1.2	no steps are taken to initiate any procedure for the solvent winding up of any Group Company conducting, involved in or connected to the MM Business and the RME Business.

2.	Support to the Group Companies
The Purchaser undertakes to the Seller that during the Earn‑Out Period it will:

2.1
act in good faith towards the Seller in relation to its interest in the performance of the Group Companies conducting, involved in or connected to the MM Business and the RME Business and provide the Seller with such financial information as it may reasonably request to monitor the performance of such Group Companies;

2.2
in good faith agree prior to Completion with the Seller (acting reasonably), appropriate bonus arrangements to ensure that Jim Saunders, Nicholas Appert, Eric Bilange, David Khoo, Fatima Raimondi, Russell Grahame, David Huguet and Glenn Murray are appropriately incentivised to facilitate the achievement of the Period 1 Target Aggregate Revenues and the Period 2 Target Aggregate Revenues.

2.3
provide the Group Companies conducting, involved in or connected to the MM Business and the RME Business with access to the financial, management, HR, IT, insurance and other centrally provided facilities and functions of the Purchaser Group on a basis no less beneficial to the conduct of the businesses of such Group Companies than that provided to members of the Purchaser Group;

2.4	use its reasonable endeavours to promote the MM Business and the RME Business;

2.5	procure that:

2.5.1	no member of the Purchaser Group competes with the MM Business or the RME Business;

2.5.2
any expansion or development by the Purchaser Group of any business that is the same as or similar to the MM Business or the RME Business at Completion shall only be undertaken through the Group Companies;

2.5.3	no orders or enquiries for MM Business or RME Business goods or services available from any Group Company are transferred, diverted or directed to the Purchaser Group; and

2.5.4	the MM Business and RME Business is continued to be operated by the Group Companies.

3.	Operation of Group Companies

3.1
Subject to paragraph 3.2 below, if during the Earn-Out Period any event listed below occurs and such event has a material effect on the Aggregate Revenues, then the Aggregate Revenues for the purposes of calculating the Earn-Out Consideration shall be adjusted to reflect what the entitlement of the Parties would have been if the relevant event had not occurred:

3.1.1
the sale, transfer or other disposal of, or ceasing to carry on, substantially the whole or any part of the business that is material to the MM Business or RME Business (other than to another Group Company);

3.1.2	the sale, transfer or other disposal of any material fixed asset that that is material to the MM Business or RME Business (other than to another Group Company);

3.1.3	any material alteration to the nature, scope or manner of operation of the MM Business or RME Business as conducted during the period of 12 months ending on the Completion Date;

3.1.4	the entry into of any arrangement or transaction other than on arm's length commercial terms to the extent that the same has a material impact on the MM Business or RME Business; or

3.1.5	the deferral or exclusion of income that should properly have arisen or been accounted for in any Period.

3.2
No adjustment shall be made in respect of any matter specified in paragraph 3.1 above if the relevant event (i) is required by applicable law; (ii) occurs pursuant to a binding obligation of the Company entered into prior to Completion, or is specifically provided for in this agreement, or (iii) has the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

SCHEDULE 9:    PROPORTIONATE INTEREST

Name	Proportionate Liability
Atlantic Bridge Limited Partnership	8.74%
AI Media Holdings (Acision) Limited	53.58%
HarbourVest International Private Equity Partners V-Direct Fund LP	0.56%
IIU Nominees Limited	25.49%
Baycliffe Limited	4.88%
Kelburn Limited	1.74%
Didier Bench	5.01%

Signed for and on behalf of BERGKAMP COӦPERATIEF U.A. by:	Signature	/s/ H S J Mohaupt

	Name (block capitals)	H S J Mohaupt
Managing Director
	Signature	/s/ Lincoln Benet

	Name (block capitals)	Lincoln Benet
Managing Director

Signed for and on behalf of COMVERSE, INC by:	Signature	/s/ Philippe Tartavull

	Name (block capitals)	Philippe Tartavull
Director/authorised signatory